UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 10, 2004

04020861

Philip P. Rossetti
Hale and Dorr LLP
60 State Street
Boston, MA 02109

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/10/2004

Re: Ascential Software Corporation
Incoming letter dated February 9, 2004

Dear Mr. Rossetti:

This is in response to your letter dated February 9, 2004 concerning the shareholder proposal submitted to Ascential by the California Public Employees' Retirement System. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 29 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Peter H. Mixon
General Counsel
California Public Employees' Retirement System
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707

799089

HALE AND DORR LLP
COUNSELORS AT LAW

haledorr.com
60 STATE STREET • BOSTON, MA 02109
617-526-6000 • FAX 617-526-5000

PHILIP P. ROSSETTI

617-526-6439
philip.rossetti@haledorr.com

February 9, 2004

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RECEIVED
2004 FEB 10 PM 10:24
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: Ascential Software Corporation
Omission of Shareholder Proposal of CalPERS

Dear Sir or Madam:

This letter is being submitted by Hale and Dorr LLP on behalf of Ascential Software Corporation ("Ascential"), in connection with the stockholder proposal submitted by the California Public Employees' Retirement System ("CalPERS"), which is attached as Exhibit A to this letter (the "Proposal"). CalPERS is seeking to have the Proposal included in Ascential's proxy statement and related materials for Ascential's 2004 annual meeting of stockholders (the "2004 Proxy Materials"). Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are submitting six copies of:

- this letter, including an opinion of counsel as contemplated by Rule 14a-8(j)(2)(iii) in Section I of this letter; and
- the Proposal.

A copy of this submission is being furnished simultaneously to CalPERS.

For the reasons set forth below, Ascential believes that the Proposal may be properly excluded from the 2004 Proxy Materials pursuant to Rule 14a-8 of the Exchange Act. On behalf of Ascential, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"):

- concur in Ascential's view that the Proposal is excludable under the following provisions of the Exchange Act:
  - Rule 14a-8(i)(1) – not proper subject matter under Delaware law; and
  - Rule 14a-8(i)(3) – materially false or misleading statements; and

- confirm that the Staff will not recommend any enforcement action against Ascential if Ascential omits the Proposal from the 2004 Proxy Materials.

As requested by the Staff in the Commission's *Staff Legal Bulletin No. 14* (July 13, 2001), we are also providing the Staff with all relevant correspondence Ascential has exchanged with CalPERS, attached as Exhibit B to this letter, relating to the Proposal.

I. Exclusion of the Proposal Pursuant to Rule 14a-8(i)(1)

Rule 14a-8(i)(1) allows a company to exclude a shareholder proposal that is not a proper subject for action by the shareholders under the laws of the jurisdiction of the company's organization. The Proposal would require action that, under Delaware law, falls within the "sole authority" of Ascential's board of directors and, therefore, Ascential believes that the Proposal may be excluded under Rule 14a-8(i)(1).

Section 141(a) of the Delaware General Corporate Law ("DGCL") states that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Section 122(5) of the DGCL authorizes corporations to provide their officers with suitable compensation. Additionally, Section 122(15) of the DGCL authorizes corporations to establish and carry out stock option plans for directors, officers and employees. These powers are generally within the sole authority of a corporation's board, and the exercise of these powers is protected by the presumption of the business judgment rule. *See In re Walt Disney Co. Derivative Litigation*, 731 A.2d 342, 362 (Del. Ch. 1998), *rev'd on other grounds*, 746 A.2d 244 (Del. 2000) (stating that "in the absence of fraud, this court's deference to directors' business judgment is particularly broad in matters of executive compensation"); *Haber v. Bell*, 465 A.2d 353, 359 (Del. Ch. 1983) (stating that "generally directors have the *sole authority* to determine compensation levels and this determination is protected by the presumption of the business judgment rule" (emphasis added)). Furthermore, Section 157 of the DGCL authorizes a corporation to create, issue and establish the terms of stock options, and Section 161 of the DGCL authorizes a corporation's board to issue additional shares of the corporation's capital stock to satisfy the exercise of stock options.

The Commission has permitted the exclusion of shareholder proposals that direct a company's board to take certain actions inconsistent with the discretionary authority provided to the board under state law. *See Phillips Petroleum Co. (Quintas)* (March 13, 2002) (allowing the exclusion of a proposal under Rule 14a-8(i)(1) that proposed an increase in executives' salaries of three percent per year as an improper subject under Delaware law); *El Paso Energy Corp.* (March 9, 2001) (allowing the exclusion of a proposal pursuant to Rule 14a-8(i)(1) that required the cancellation of the company's restricted stock grant program as an improper subject under Delaware law); *3D Systems Corp.* (April 6, 1999) (allowing the exclusion of a proposal under Rule 14a-8(i)(1) that intruded on the exclusive authority of the board by prohibiting the awarding of an incentive plan to executive officers unless the company's stock value increased); *SBC Communications, Inc.* (January 11, 1999) (allowing the exclusion of a proposal under Rule 14a-

8(i)(1) that mandated the abolition of all stock options); *see also In re Walt Disney Co. Derivative Litigation,* 731 A.2d at 362; *Haber*, 465 A.2d at 359.

CalPERS' proposal would require, among other things, that Ascential amend its Second Amended and Restated Bylaws (the "Bylaws") to require, at the earliest practicable date, that 75% of future equity compensation (*e.g.*, stock options and restricted stock) of its senior executives be performance-based (meaning indexed stock options, premium-priced stock options and performance-vesting options or restricted stock, each as described in more detail in the Proposal).

To implement the Proposal, Ascential's compensation committee and board of directors would be forced to approve new compensation terms and amend existing stock-based compensation programs, option programs and option agreements, regardless of whether the compensation committee or the board of directors concludes that such action is appropriate or in Ascential's best interests. If adopted, the Proposal would limit the ability of Ascential's board of directors to exercise its business judgment as it pertains to matters of employee compensation by restricting the board's discretion with respect to setting stock-based compensation. Thus, by denying the board of directors its statutory authority and responsibility to manage Ascential's business and affairs, including stock-based compensation to be paid to Ascential's senior executive officers, implementation of the Proposal would violate Delaware law. The board of directors has been given exclusive discretion to make these types of decisions under Delaware law, and no statutory provision authorizes the stockholders to determine these types of company policies.

Additionally, the note to Rule 14a-8(i)(1) provides that "(d)epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law." Furthermore, the Staff has stated that "proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1)." *See Staff Legal Bulletin No. 14* (July 13, 2001). The Proposal is not drafted as a recommendation or request to Ascential's board of directors. Instead, the Proposal provides that "[Ascential] amend the Company Bylaws to *require* [performance-based equity compensation]" (emphasis added). Thus, Ascential believes the Proposal may be excluded because it would be binding on the board of directors and, therefore, improper under state law.

We believe the Proposal, which would be binding on the board if implemented, relates to stock-based compensation matters for which only the board of directors has the "sole authority" to review, evaluate and decide under Delaware law. Accordingly, it is our opinion that the Proposal is not proper for shareholder action under Delaware law and, therefore, may be excluded pursuant to Rule 14a-8(i)(1).

In addition, Ascential believes that the Proposal may be excluded because it affects the business and affairs of Ascential in violation of Article V, Section 1 of its Restated Certificate of Incorporation (the "Charter"), which states "[t]he property, business and affairs of the

Corporation, shall be managed by the Board of Directors." Also, Article III, Section 1 of the Bylaws states that "[t]he property, business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors." Additionally, Article V, Section 12 of the Bylaws states that "[t]he compensation of the officers shall be fixed from time to time by the Board of Directors . . . ." Because the Proposal conflicts with these provisions by providing the stockholders with the authority to manage the business and affairs of Ascential and establish the stock-based compensation of its officers, the adoption of the Proposal would cause Ascential to violate its Charter and Bylaws and, therefore, violate Delaware law. Accordingly, Ascential believes the Proposal may be excluded from the 2004 Proxy Materials because, if implemented, the Proposal would cause Ascential to breach its Charter and Bylaws in violation of Delaware law.

II. Exclusion of the Proposal Pursuant to Rule 14a-8(i)(3)

While Ascential believes it may exclude the Proposal for the reasons explained above, we also note that there are several materially false and misleading statements prohibited by Rule 14a-9 in the supporting statement accompanying the Proposal (the "Supporting Statement"). Principally, the inaccuracies relate to CalPERS' failure to take into account Ascential's 1-for-4 reverse stock split of Ascential's issued and outstanding shares of common stock as approved by Ascential's stockholders on June 17, 2003, with inaccurate executive option share numbers, current stock option valuation and estimated stock price appreciation calculations resulting throughout the Supporting Statement as a result. As requested by the Staff in *Staff Legal Bulletin No. 14*, Ascential has communicated with CalPERS with respect to the factual inaccuracies and provided CalPERS on January 22, 2004 with information to permit it to modify its Supporting Statement (if not withdraw the Proposal altogether). On January 23, 2004, CalPERS acknowledged the factual inaccuracies in the Supporting Statement and said that it would "endeavor to work with [Ascential] to correct the errors to [Ascential's] satisfaction." As a result, we will not at this time revisit the arguments raised with respect to the factual inaccuracies as set forth in the correspondence between Ascential and CalPERS and included as Exhibit B to this letter. However, if the Staff disagrees with Ascential's conclusion regarding the omission of the Proposal and the Proposal is included in the 2004 Proxy Materials, we reserve Ascential's right to require CalPERS to modify the language of the Supporting Statement to correct such factual inaccuracies. Moreover, if the changes by CalPERS are such that the revised proposal is actually a different proposal from the Proposal, Ascential may seek to exclude the revised proposal under Rule 14a-8(c) (providing that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting) and Rule 14a-8(e) (which imposes a deadline for submitting shareholder proposals).

Conclusion

On behalf of Ascential, we hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Proposal is excluded from the 2004 Proxy Materials for the reasons set forth above. If the Staff disagrees with Ascential's conclusions regarding the omission of the Proposal or if any additional submissions are desired in support of Ascential's position, we would appreciate an opportunity to speak with you by telephone.

Please acknowledge receipt of this letter and the enclosures by date-stamping and returning the enclosed copy of this letter with our messenger.

If you have any questions or require additional information, please telephone the undersigned at 617-526-6439.

Very truly yours,

Philip P. Rossetti

Enclosures

cc: Peter H. Mixon, Esq., *CalPERS*
Scott N. Semel, Esq., *Ascential Software Corporation*
Barbara A. Dirsa, Esq., *Ascential Software Corporation*

Exhibit A

Please see attached for the Proposal and Supporting Statement, along with the accompanying cover letter, dated January 9, 2004, from Peter H. Mixon, General Counsel of CalPERS, to Ascential, and documentary evidence of stock ownership by CalPERS from State Street Corporation, as custodian for CalPERS.



Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 326-3240
(916) 326-3675 FAX (916) 326-3659

January 9, 2004

OVERNIGHT MAIL

Ascential Software Corporation
50 Washington Street
Westbororough, Massachusetts 10581
Attn: Corporate Secretary

Re: Notice of Shareholder Proposal

Dear Secretary:

The purpose of this letter is to submit our shareholder proposal for inclusion in the proxy materials in connection with Ascential Software Corporation's next annual meeting pursuant to SEC Rule 14a-8.[1]

Our submission of this proposal does not indicate that CalPERS is closed to further communication and negotiation with Ascential Software Corporation. Although we must file now, in order to comply with the timing requirements of Rule 14a-8, we remain open to the possibility of withdrawing this proposal if and when we become assured that the concerns we have previously communicated with the Company are addressed.

If you have any questions concerning this proposal, please contact me.

Very truly yours,

PETER H. MIXON
General Counsel

Enclosures: Ownership Record
Proposed Resolution
Supporting Statement

cc: Ted White, Director, Corporate Governance – CalPERS

[1] CalPERS, whose official address is P.O. Box 942708, Sacramento, California 94229-2708, is the owner of approximately 235,150 shares of the Company. Acquisition of this stock has been ongoing and continuous for several years. Specifically, CalPERS has owned shares with a market value in excess of $2,000 continuously for at least the preceding year. (Documentary evidence of such ownership is enclosed.) Furthermore, CalPERS intends to continue to own such a block of stock at least through the date of the annual shareholders' meeting.

SHAREHOLDER PROPOSAL

RESOLVED, that the shareholders of Ascential Software Corporation (the "Company") amend the Company Bylaws to require, at the earliest practical date, that (i) 75% of future equity compensation (*e.g.*, stock options and restricted stock) of senior executives shall be performance-based and (ii) the details of such compensation shall be fully disclosed to shareholders. For the purposes of this resolution, "performance-based" equity compensation shall mean:

(1) indexed stock options, the exercise price of which is linked to an industry index;

(2) premium-priced stock options, the exercise price of which is at least 15% higher than the market price on the grant date; or

(3) performance-vesting options or restricted stock, which vest (i) when the Company exceeds objectives with respect to specific performance metrics, such as return on invested capital, return on assets and/or return on equity, or any weighted mix of such metrics, or (ii) when the stock's market price exceeds a specific target at least 15% higher than the current market price.

SUPPORTING STATEMENT

As a major shareholder of the Company, CalPERS supports compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve long-term shareholder value. Specifically, CalPERS would prefer that the vast majority of options awarded as compensation to senior executives be performance based, such as indexed options, "premium-priced" options or options tied to other performance metrics such as return on invested capital.

Some senior executives have been given very substantial equity awards not linked to performance. In CalPERS' view, standard stock options give windfalls to executives who are lucky enough to hold them during a bull market and penalize executives who hold them during a bear market. Investors and market observers, including Warren Buffett and Alan Greenspan, criticize standard options as inappropriately rewarding mediocre or poor performance. Mr. Buffett has characterized standard stock option plans as "really a royalty on the passage of time" and favors using indexed options. CalPERS similarly believes that restricted stock bonuses that simply vest over time are also ineffective in motivating executives to excel.

While both the CEO and President of the Company reduced their salary effective May 1, 2002 to $375,000 per year from approximately $600,000, both received option grants significantly greater than in previous years. The CEO received 2,000,000 options in 2002 while receiving 1,000,0000 options in 2001. The extra 1,000,000 options, assuming only an annual 5% increase in the stock price, are worth $1,509,347. Assuming a 10% increase they are worth $3,824,982. And, of course, the options are not performance based. Finally, the shares were issued at the bottom of the market cycle making the exercise price of the options extremely low, approximately $10.00. Given the recent market rebound the extra 1,000,000 options are now worth approximately $17,000,000. Unfortunately, long term shareowners whose five year return is -34% over five years as of January, 9, 2004 did not receive the same options.

We urge shareholders to vote FOR this proposal.


STATE STREET
Serving Institutional Investors Worldwide

State Street California, Inc.
Institutional Investor Services
1001 Marina Villiage Parkway, 3rd Floor
Alameda, CA 94501

Telephone: (510) 521-7111
Facsimile: (510) 337-5791

January 9, 2004

To Whom It May Concern:

State Street Bank & Trust Company, as custodian for the California Public Employees' Retirement System, declares the following under penalty of perjury:

1) State Street Bank and Trust Company performs master custodial services for the California State Public Employees' Retirement System.

2) As of the date of this declaration and continuously for at least the immediately preceding eighteen months, California Public Employees' Retirement System is and has been the beneficial owner of shares of Ascential Software Corp., having a market value in excess of $ 1,000,000.00.

3) Such shares beneficially owned by the California Public Employees' Retirement System are custodied by State Street Corporation through the electronic book-entry services of the Depository Trust Company (DTC). State Street is a participant (Participant Number 0997) of DTC and shares registered under participant 0997 in the street name of Surfboard & Co. are beneficially owned by the California Public Employees' Retirement System.

Signed this 9th day of January, 2004 at Sacramento, California.

STATE STREET CORPORATION
As custodian for the California Public Employees' Retirement System.

By: ______________________

Title: Assistant Vice President

Please see attached for the following correspondence between Ascential and CalPERS relating to the Proposal

- Email correspondence, dated January 9, 2004, between Bridgette Butler, Assistant Investment Officer of CalPERS, and David Roy, Vice President, Investor Relations, of Ascential.
- Email, dated January 15, 2004, from David Roy, Vice President, Investor Relations, of Ascential, to Bridgette Butler, Assistant Investment Officer of CalPERS.
- Letter, dated January 22, 2004, from Scott N. Semel, Vice President, Legal, General Counsel and Secretary of Ascential, to Peter H. Mixon, General Counsel of CalPERS.
- Letter, dated January 22, 2004, from David Roy, Vice President, Investor Relations, of Ascential, to Bridgette Butler, Assistant Investment Officer of CalPERS (with enclosures).
- Letter, dated January 23, 2004, from Marte E. Castaños, Senior Staff Counsel of CalPERS, to Scott N. Semel, Vice President, Legal, General Counsel and Secretary of Ascential.
- Email, dated February 5, 2004, from Bridgette Butler, Assistant Investment Officer of CalPERS to David Roy, Vice President, Investor Relations, of Ascential (with attachment).

From: Butler, Bridgette [Bridgette_Butler@CalPERS.CA.GOV]
Sent: Friday, January 09, 2004 6:04 PM
To: 'david.roy@ascentialsoftware.com'
Subject: Information and reports
Dave,

Here is the confidential report of Ascential Software. Additionally, I have included a similar generic shareholder proposal that will tentatively be included in the 2004 Proxy. Please review the information and call back to schedule a conference call with myself and the Director of Corporate Governance for sometime in the next few weeks. Call me if you have any questions in the meantime. Otherwise, the conference call will be used as a tool for your company to communicate the structure of your compensation policy as it benefits management and shareholder interests alike.

Thank you,

Bridgette

-----Original Message-----
From: david.roy@ascentialsoftware.com [mailto:david.roy@ascentialsoftware.com]
Sent: Friday, January 09, 2004 2:16 PM
To: Butler, Bridgette
Subject: Re: Quick question

Bridgette,

All outstanding options had their number divided by 4 and their exercise multiplied by 4.

For example, someone who previously had an option for 1000 shares at an exercise price of 5 dollars per share, would, after the reverse split have an option for 250 shares at 20 dollars per share.

So your analysis should have all previous history at 1/4 the shares and 4 times the exercise price.

Dave

Sent from my BlackBerry Wireless Handheld

-----Original Message-----
From: Butler, Bridgette <Bridgette_Butler@CalPERS.CA.GOV>
To: 'David.Roy@ascential.com' <David.Roy@ascential.com>
Sent: Fri Jan 09 17:07:06 2004
Subject: Quick question

Hello David,

Before I send you over the information would you please answer one question for me? Following the stock reverse in June 2003, was the price of the options granted in 2002 proportionality changed to reflect the new fair market value? What are the new exercise prices of the stock options granted for last year? Thank you :)

Bridgette Butler

Assistant Investment Officer

916-795-0600

CalPERS

400 P street

Sacramento, CA 95812

David Roy

From: David Roy
Sent: Thursday, January 15, 2004 3:07 PM
To: 'Bridgette_Butler@CalPERS.CA.GOV'
Subject: Peer group to Ascential

Bridgette,

You cited 112 peers for Ascential, but the list you sent me only has 56, and none of the companies close to us in the marketplace. Can you send the rest of the list? Some of the companies more closely related to what we do include Informatica (absolute closest, also in data integration), the enterprise applications vendors like Tibco, Webmethods, Seebeyond, Vitria and Iona; the business intelligence vendors like Business Objects, Cognos, Hyperion, Microstrategy, Brio.

Dave Roy
508 366-3888 ext. 3290


Ascential
Software

Profit from Intelligent Information


Ascential
Software
Profit from Intelligent Information

January 22, 2004

BY OVERNIGHT DELIVERY AND FACSIMILE: (916) 326-3659

Peter H. Mixon, Esq.
General Counsel
CalPERS
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707

Re: Ascential Software Corporation
Rule 14a-8 Shareholder Proposal

Dear Mr. Mixon:

I am writing in response to your letter, dated January 9, 2004, to Ascential Software Corporation ("Ascential") regarding CalPERS' shareholder proposal under Rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in Ascential's proxy materials in connection with Ascential's next annual meeting of stockholders.

There are certain factual inaccuracies in your proposal that we would like to draw to your attention. CalPERS writes in the supporting statement to the proposal that, "The CEO received 2,000,000 options in 2002 while receiving 1,000,0000 [sic.] options in 2001. The extra 1,000,000 options, assuming only an annual 5% increase in the stock price, are worth $1,509,347. Assuming a 10% increase they are worth $3,824,982 .... Finally, the shares were issued at the bottom of the market cycle making the exercise price of the options extremely low, approximately $10.00. Given the recent market rebound the extra 1,000,000 options are now worth approximately $17,000,000."

As you may know, on June 17, 2003, Ascential's stockholders approved a proposal to amend Ascential's Restated Certificate of Incorporation to effect a 1-for-4 reverse stock split of Ascential's issued and outstanding shares of common stock at any time prior to the next annual meeting of stockholders, as more fully described in the proxy statement mailed to Ascential's stockholders on or about May 5, 2003. Ascential's board of directors effected the reverse stock split on June 17, 2003 following stockholder approval of the proposal at the annual meeting.[1]

[1] In addition, as reported on a Current Report on Form 8-K filed with the SEC on June 13, 2003, on June 13, 2003, the board of directors of Ascential resolved that, if the reverse stock split were approved by Ascential's stockholders, then a proposal to proportionately reduce Ascential's authorized shares of common stock, from 500,000,000 to 125,000,000 shares, would be submitted to stockholders at Ascential's 2004 annual meeting.

BOSTON 1821211v3

As a result, the option numbers that you provide for Mr. Gyenes are inaccurate. As discussed in the "Reverse Stock Split Proposal of Ascential Software Corporation – Frequently Asked Questions" filed by Ascential as additional soliciting material with the SEC on May 7, 2003, appropriate and proportionate adjustments were made to outstanding stock options and Ascential's stock option programs in connection with the reverse stock split. Accordingly, as a result of Ascential's reverse stock split, the option held by Mr. Gyenes granted on December 31, 2002 for 1,000,000 shares, to which we believe you refer, was automatically adjusted to an option for 250,000 shares of Ascential common stock. The exercise price for such option was also adjusted proportionally from $2.40 per share to $9.60 per share. Using the potential realizable values at assumed annual rates of 5% and 10% stock price appreciation over the term of the option, the option would have a value of $1,509,347 and $3,824,982, respectively. Using the closing price of Ascential's common stock on January 20, 2004 ($26.84), if Mr. Gyenes' option to acquire 250,000 shares of Ascential common stock were fully vested, it would be worth $4,310,000 and not $17 million as you assert in your supporting statement. Since the option vests as to 25% of outstanding options after the first year and in 36 equal monthly installments thereafter, the vested portion of this option (62,500 shares) is presently worth $1,077,500, based on the share price stated above of $26.84.

Also, we note that the proposal is not drafted as a recommendation or request to Ascential's board of directors, but instead would be binding on Ascential. The CalPERS proposal is to amend Ascential's by-laws "to require, at the earliest practical date, that (i) 75% of future equity compensation (*e.g.*, stock options and restricted stock) of senior executives shall be performance-based and (ii) the details of such compensation shall be fully disclosed to shareholders." Rule 14a-8(i)(1) allows a company to exclude a shareholder proposal that is not a proper subject for action by the shareholders under the laws of the jurisdiction of the company's organization. The SEC has permitted the exclusion of shareholder proposals that direct a company's board to take certain actions inconsistent with the discretionary authority provided to the board under state law. The staff of the SEC has stated that "proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under Rule 14a8(i)(1)." *See Staff Legal Bulletin No. 14* (July 13, 2001). CalPERS' proposal would require action that, under Delaware law, falls within the "sole authority" of Ascential's board of directors and, therefore, Ascential believes that, if it is not withdrawn, the proposal may be excluded under Rule 14a-8(i)(1).

As you indicated in your letter, CalPERS' stockholder proposal follows previous communications with Ascential on this matter. We have only addressed factual inaccuracies within the actual shareholder proposal in this letter, but Ascential is in receipt of CalPERS' "Pay-for-Performance: Fiscal Year 2002" report, and there are several factual inaccuracies in this report as well that we would like to discuss with you in order that you might have additional context and information to reconsider your proposal. Under separate cover, David Roy, Vice President Investor Relations, has written to Ms. Bridgette Butler, Assistant Investment Officer of CalPERS, with corrections to the report and providing important additional data that we hope will influence your decision to reconsider the proposal.

A copy of Mr. Roy's letter has also been provided to you and Mr. White. Mr. Roy has contacted Ms. Butler to arrange a mutually convenient time for this discussion. We look forward to speaking with you soon.

Very truly yours,

Scott N. Semel, as
Vice President, Legal,
General Counsel and Secretary

Enclosure

cc: Mr. Ted White
Director, Corporate Governance – CalPERS
Ms. Bridgette Butler
Assistant Investment Officer-CalPERS
Mr. David Roy
Vice President Investor Relations-Ascential Software

January 22, 2004

By Overnight Delivery and Facsimile: 916 341-2842

Bridgette Butler
Assistant Investment Officer
CalPERS
400 P Street
Sacramento, CA 95812

Re: Ascential Software Corporation
CalPERS' "Pay-for-Performance: Fiscal Year 2002" report and Rule 14a-8 Shareholder Proposal

Dear Ms. Butler:

As we discussed, accompanying this letter please find our updates and corrections to the CalPERS "Pay-for-Performance: Fiscal Year 2002" report (the "Report") you sent to Ascential Software Corporation ("Ascential"). This letter also sets forth for CalPERS consideration certain background and statistical comparative data that we believe should be considered in your evaluation of Ascential. We note that the period covered by the Report excludes the year ended December 31, 2003, a year of significant corporate performance and corresponding stock appreciation for Ascential (170% from 12/31/02 to 12/31/03, or from $9.60 to $25.94 per share). By excluding 2003, the Report greatly underrates the achievements and performance of a new management team that started in July 2000, when the Board appointed the current Chief Executive Officer. The Report also references a group of Peer companies that are not in any way involved in Ascential's market, nor are those Peer companies we see used by industry or investment analysts when they compare Ascential's performance to those companies with which Ascential is most often compared. We have provided a list of companies that we believe are more appropriate comparative companies for your information and consideration.

The following information is intended to provide you with current and updated information and to open a dialogue, the end result of which would be to convincingly demonstrate Ascential's pay for performance track record, very strong comparisons of Ascential's performance versus the peer companies with which financial and industry analysts compare Ascential ("Comparison Companies"-see list below) and therefore demonstrate that Ascential's performance and executive compensation practices are completely aligned with the interests of stockholders. We believe that your review of these facts will lead to a decision by CalPERS to withdraw your proposal.

Key Points

1. The current Chief Executive Officer has been in place since only July 2000. The completely new management team assembled by the CEO has been fully in place for only the past two and one half years.

2. During that time, Ascential's performance has resulted in substantial gains in market share, greatly improved profitability and consequently, significant increases in stock price. (See charts on pages 3 and 4)

3. Consequently, the Company has emerged and been recognized for its market leadership and performance ahead of its Comparison Companies.

4. Further, shareholder value during this period has grown measurably and has outpaced the returns to shareholders achieved by those Comparison Companies.

Background

At the beginning of 2000, the starting point for the measurement period in the CalPERS report, the name of Ascential was Informix Software (then based in Menlo Park, California) and the business, management team and board of directors had no relationship with the current company, except that Ascential Software is the continuation of the same corporate entity that was previously called Informix Software. Near the end of 1999, Informix announced that it would acquire Ardent Software for stock, with the expectation that Ardent would enhance Ascential's ability to deliver complete, integrated software solutions for data processing, data movement and analysis in electronic commerce. The acquisition was completed in March, 2000, but was inefficiently implemented by the then Informix management. Consequently, results in the first two quarters of 2000 were disappointing and the Informix board decided to make a management change. The Board asked Peter Gyenes, who had been CEO of Ardent, to become the CEO of Informix (which occurred on July 12, 2000). That action began a process of management change and a strategic reassessment of Informix. Informix' core business, its database business, was in a slow growth market and Informix was fourth in market share at best, with a small share of the market, and behind industry giants Oracle, IBM and Microsoft, which were steadily increasing market share. Data integration, which then (in 2000) represented only a small portion of Informix Corporation's revenues, was in an emerging and growing market with no dominant leader.

In July 2001, Informix sold the assets of the Informix database business to IBM in order to concentrate its efforts and resources on creating shareholder value by pursuing leadership in the emerging enterprise data integration market, and had changed the name of Informix to Ascential Software. Those efforts included appropriate restructuring of the business, significant internal development and strategic acquisitions in 2001, 2002 and 2003 to build what we believe is the industry's broadest and most highly scalable end-to-end data integration platform.

Ascential's Performance

The combination of Ascential's new product set, development of strong strategic partner relationships (e.g. IBM, SAP and others), and an intense focus on improving execution, led to significant gains in Ascential's share of the enterprise data integration market relative to Ascential's major competitors, and to profitability of the ongoing operations in 2003. Over the course of these acquisitions and restructurings, there were attendant charges and write-offs, but as the programs begun in the second half of 2000 have been producing tangible improvements in market share and revenue growth as well as consistent operating improvements well in-line with expectations, shareholder value has improved, in many areas exceeding that of Ascential's competitors and peer group.

The following table maps software license revenue and total revenue of Ascential, from the beginning of 2001 through the third quarter of 2003 (we will announce Q4 '03 results on January 29, 2004), against that of Ascential's principal competitor, Informatica:

Quarter	License Revenue ($M)		Total Revenue ($M)	
	ASCL	INFA	ASCL	INFA
Q1'01	$11.8	$35.4	$23.8	$54.1
Q2'01	15.9	28.2	31.9	47.1
Q3'01	11.2	27.2	23.7	46.5
Q4'01	13.4	29.2	25.0	49.7
Q1'02	10.7	26.5	20.0	48.5
Q2'02	15.1	26.4	27.6	49.2
Q3'02	14.9	22.3	30.0	47.7
Q4'02	18.8	24.8	33.9	50.2
Q1'03	19.2	23.6	35.2	48.6
Q2'03	21.0	24.2	39.9	50.5
Q3'03	22.4	22.8	45.9	50.7

The following table provides total revenue of Ascential and its broader integration peer group (the "Comparison Companies"), from the beginning of 2001 through the third quarter of 2003, and shows Ascential's growing percentage of the overall integration market:

Total Revenue ($M)	**Q1'01**	**Q2'01**	**Q3'01**	**Q4'01**	**Q1'02**	**Q2'02**	**Q3'02**	**Q4'02**	**Q1'03**	**Q2'03**	**Q3'03**	**Q4'03** *To be Released January 29, 2004*
ASCL	23.8	31.9	23.7	25.0	20.0	27.6	30.0	33.9	35.2	39.9	45.9	
INFA	54.1	47.1	46.5	49.7	48.5	49.2	47.7	50.2	48.6	50.5	50.7	
IONA	42.6	51.6	41.1	45.5	39.6	26.3	26.5	30.9	17.0	16.4	17.4	
SBYN	50.3	50.6	42.1	44.1	40.4	33.7	35.7	40.5	35.8	28.9	32.4	
TIBX	82.1	83.7	75.2	78.3	74.7	64.2	63.3	71.3	63.7	61.5	66.1	
VITR	35.4	34.4	30.1	35.2	24.7	26.5	26.0	20.1	22.6	18.1	18.8	
WEBM	61.8	55.4	40.7	49.1	50.7	47.7	46.2	53.8	49.1	43.2	45.4	
Total	350.1	354.7	299.4	326.9	298.6	275.2	275.4	300.7	272.0	258.5	276.7	
Ascential % of Total	6.8%	9.0%	7.9%	7.6%	6.7%	10.0%	10.9%	11.3%	12.9%	15.4%	16.6%	

These gains in market share, and related consistent improvements in operating performance leading to profitability of ongoing operations since the 4th quarter of 2002, have been accompanied by increases in stockholder equity and in Ascential's stock price since Ascential's transformation program began in July 2000.

The following table highlights increases in Ascential stockholder equity and stock price change from the time of the change in management in July 2000 through January 2004.

Date	Stock Price (*)	Stockholders' Equity
7/12/2000	17.75	427.8M (appointment of current CEO)
1/15/2004	26.63	714.2M (9/30/03 Balance Sheet)

* Stock price adjusted for 1-for-4 reverse stock split effected in June, 2003

Ascential's 50.0% return to shareholders during the present management team's tenure compares favorably with Serena (-35.6%), the Peer company selected by CalPERS, and NASDAQ (-48.6%). Please note, however, that although CalPERS selected Serena for purposes of comparison, we believe that the comparison is inappropriate. Although Serena is a software company, it is neither a competitor nor a participant in Ascential's market, however broadly defined. In monitoring Ascential's performance internally, analysts reference companies with a similar scope of data integration product offerings and services, such as Informatica and related enterprise application integration companies (the Comparison Companies, as described above).

The following table highlights Ascential's stock price performance over the past three and one half years relative to the Comparison Companies, beginning with the appointment of the current CEO (July 2000) and other time frames referenced in CalPERS' "Pay for Performance: Fiscal Year 2002" report on Ascential.

Stock Price Performance

Price change:	7/12/2000 to 1/15/2004	7/2/2001 to 1/15/2004	12/31/2001 to 1/15/2004	12/31/2001 to 12/31/2003	2003
ASCL	50.0%	24.4%	64.4%	60.1%	170.2%
INFA	-72.6%	-29.3%	-20.6%	-29.0%	78.8%
IONA	-91.1%	-81.9%	-65.5%	-75.3%	75.8%
SBYN	-83.8%	-64.5%	-49.2%	-55.8%	76.5%
TIBX	-93.6%	-43.9%	-50.0%	-54.7%	9.5%
VITR	-97.2%	-46.6%	-69.1%	-72.2%	136.7%
WEBM	-93.8%	-46.3%	-37.5%	-45.7%	10.7%

Compensation Philosophy

Ascential believes in pay for performance and this management team and Board of Directors have consistently applied this philosophy. The fundamental goal of equity incentive compensation is to provide a cost-effective means to attract, retain and motivate superior leadership talent to create growing long-term shareholder value. Our success and ability to deliver shareholder value is highly dependent on successfully competing for talent. Indexed options, above-market options, and performance based vesting are non-competitive in the technology marketplace and we know of no competitor or peer group in Ascential's market space that utilizes these forms of equity compensation or that has been asked to by any of its stockholders. Were we to adopt these vehicles, ***we believe that we would be unable to attract or retain the requisite management talent from within our industry and would, therefore, be at a significant competitive disadvantage.***

It is Ascential's practice, demonstrated over the tenure of this management team, to act on non-performing management and replace them. In the simplest terms, we have performance-based job status. The current management team has fueled the growth in shareholder value by creating a sustainable, strongly competitive position in a growing market segment. 2002 was the first full year of operation for this team. In the past two years, Ascential has achieved operating profitability (4% pro forma operating margin in Q3'03, versus 95% pro forma operating loss margin in Q3'01 – the first quarter separate from Informix business), has increased shareholder equity (to $714M at September 30, 2003-the last reported quarter) from $428M when the current CEO was appointed) and increased the market value of Ascential ($1,582M on 1/15/04 versus $1,260M when the current CEO was appointed), and has positioned Ascential as the recognized leader and largest independent software company in its field (see analyst reports from Needham & Company and Fulcrum Global Partners).

The Compensation Committee reviews the reasonableness of compensation paid to executives of Ascential based upon reviews and analyses of reports prepared for and presented to the Committee and the Board of Directors by executive compensation consultants and, in doing so, reviews the overall level of compensation paid to executive officers compared to Ascential's peers. The Compensation Committee reviews and analyzes information relating to Comparison Companies to ensure that the Comparison Companies represent companies that either could be the source of executive employees for Ascential or could seek to recruit and hire Ascential's executives away from Ascential.

In determining the present compensation packages of management, the Compensation Committee considers, among other factors, the leadership of Ascential's Chief Executive Officer and the significant contribution of senior management in the transition of Ascential following the successful sale of assets of the Informix database business to IBM for $1 billion in cash, which was completed in July 2001. As part of the transaction, Ascential entered into a strategic alliance with IBM whereby IBM markets and sells Ascential's products to IBM's extensive customer base, deepening Ascential's access to a broad spectrum of potential customers. This relationship, together with other significant partnerships created by this management team, combined with the strategic acquisitions of Vality Technology Incorporated, acquired technology from Metagenix, Inc., and Mercator Software, led to Ascential consistently outperforming virtually all other companies with which it is most often compared by analysts. The success of these transactions and the effective integration of these acquisitions is a significant factor in Ascential's overall financial and market potential and, therefore, were operative in determining the compensation of the executive management team.

Ascential's current management team has maintained a level of options overhang (options outstanding / shares outstanding) well below the averages of the Comparison Companies, while at the same time reducing the aggregate number of shares outstanding through a repurchase program. Ascential repurchased 15,133,303 shares at an average price of $14.35, significantly leveraging the return to shareholders our efforts were intended to deliver and indeed have delivered. Also, this management team has never re-priced options in any form, and, as noted in the 2003 annual meeting proxy (June 2003) all option plans were amended to prohibit option re-pricing-unless approved by shareholders. Nor has Ascential's current management team ever implemented any option reload.

In the past five years, the institutional and individual shareholder constituency of Ascential has rotated and changed several times over. It is unlikely that many shareholders in 1999 remained shareholders throughout that five year period. It is also unlikely that many shareholders in 2000 remained shareholders consistently through today.

In the three and a half years since the current CEO has been in place (July 12, 2000 to January 15, 2004), Ascential's stock price has increased 50%. In the same time period, the stock price of our primary competitor Informatica has decreased 73% and the stock price of Serena has decreased 36%. In the two and a half years since this management team sold the Informix database assets to IBM, our stock price has increased 24% while the stock price of Informatica has decreased 29% and the stock price of Serena has decreased 40%. **In the two full years that this management team has been in place (2002 and 2003), to 1/15/04, our stock price has increased 64% while the stock price of our primary competitor has decreased 21% and the stock price of Serena is flat. In 2003 alone, our stock price has increased 170% while the stock price of our primary competitor has increased 79% and the stock price of Serena has increased 16%.**

The tenure of management is totally dependent on earning it through performance. The most evident measure of performance is the quarter-to-quarter and year-to-year performance of our company relative to our plans, expectations and performance of our peer group. That is the proven mode of operation of this team. It is the performance of our company delivered by this team that has created the increases in our share price and that has therefore created whatever value stock options have or may have in the future.

The following table shows Ascential's financial performance over the past seven quarters:
Ascential Software Financial Performance Trend

	Q1'02	Q2'02	Q3'02	Q4'02	Q1'03	Q2'03	Q3'03	Q4'03 *To be Released January 29, 2004*
Total Revenue	$20.0M	$27.6M	$30.0M	$33.9M	$35.2M	$39.9M	$45.9M	
Pro forma Operating Margin	-97.3%	-43.8%	-36.2%	-17.3%	-4.1%	3.2%	4.3%	
Pro forma E.P.S	-0.17	-0.11	-0.09	0.02	0.02	0.05	0.06	
GAAP E.P.S	-0.26	-0.21	-0.27	-0.17	-0.01	0.01	-0.03	

We believe that our results in terms of company performance, shareholder equity and value are directly related to the talent and motivated leadership team we have attracted and retained through the responsible and cost-effective application of pay-for-performance compensation. The Compensation Committee of our Board, as well as the full Board, reviews annual surveys of compensation practices and levels within our industry and peer groups and we are consistently well-within the ranges of competitiveness, and frequently at the low end of the ranges when it comes to option grants as a percentage of shares outstanding. Please note that Ascential's three year average option grant as a percent of outstanding shares was 3.4%, versus Informatica at 9.3%, SeeBeyond at 8.0%, Tibco at 8.6% and Webmethods at 16.8%.

Our ability to remain competitive with incentive compensation is fundamental to our ability to retain the talent that defines our potential as a company. Our track record of performance, of transparency to the investor community, and of optimizing for shareholder value demonstrates that our strategies are having appropriate effect.

With regard to statements about our CEO's compensation in the shareholder proposal submitted and contained in the Report, the following should be noted:

- both the CEO and the president voluntarily relinquished their change-in-control benefits which were triggered by the sale of Informix' data base assets to IBM in July 2001. This is in addition to the voluntary reduction of salary correctly described in your proposal.
- Change in control agreements are in fact double trigger, not single trigger as suggested in your report, requiring a change in control AND termination to trigger change in control benefits to those executives with these agreements.
- Since Ascential's shares were reverse split (1-for-4) in June 2003, the 1,000,000 options referred to in the proposal are actually only 250,000 shares. Therefore, what you describe as $17,000,000 of value is approximately $4,310,000.
- Only 62,500 shares of that option are available to be exercised currently-with an actual value of approximately $1 Million, while there has been an increase in shareholder value of approximately $1Billion since the date the subject option was granted.
- Any future value ascribed to options of course is only theoretical in that actual value is only the difference between the strike price and the actual price at the time of exercise, which immediately triggers ordinary income tax consequences. Ascential gets cash and a tax deduction, the individual gets ordinary income taxed at the highest marginal rate usually, regardless of whether the underlying stock is sold or not.
- Five year measure for stockholder value as a judge for this management team is unreasonable as this CEO has only been in place since July 2000 and this full team has only been in place for approximately 2 ½ years.
- During that time, shareholder value has increased, shareholder equity has increased, revenues and market share have grown, Ascential is back to profitability and is recognized for its leadership and performance, shareholder leverage has increased (EPS denominator has decreased), and all this has been accomplished with options overhang continuing to be at the low end within our industry peers.

In this letter and in the marked copy of the Report included with this letter, we have addressed factual inaccuracies in both the shareholder proposal and the Report; and have also sought to provide you with important information about Ascential in order that you might have additional context and information with which to reconsider your proposal.

We are ready, at a mutually convenient time, to discuss the matters discussed in this letter, the proposal and the CalPERS Report on which the proposal is based.

Thank you for your courtesy and cooperation.

Very truly yours,

David Roy, Vice President
Investor Relations

Enclosure

cc: Mr. Ted White
Director, Corporate Governance – CalPERS
Peter H. Mixon, Esq.
General Counsel-CalPERS
Scott N. Semel
General Counsel-Ascential Software Corporation

Pay-For-Performance:
Fiscal Year 2002

Ascential Software Comments
Note: highlighted comments are in addition to comment in letters dated January 22, 2004 to Peter H. Mixon, Esquire and Bridgette Butler at CalPERS

Company: Ascential Software Corp. (ASCL)

Executive Model Score:

	Ascential Software	Industry
Financial Score[1]	-720	1200
Compensation Score[2]	2040	1200

Shareholder proposal due date: January 13, 2004

Current stock price: $24.36
Market Cap: $1.45B
Calpers' holdings: 237,450 (.4%)
Year to date Stock Return ending (11/28/03): 163.44%

% of Institutional holdings:

Rank	Top 5 Shareholders	Percent
1	US Branch Sunlife	3.526
2	Barclays Bank	3.134
3	Eastboume Capital	2.808
4	Dimensional Fund	2.637

[1] The financial variables used to compute the score in the model include. ROA, ROE, ROIC, Net Margin Cash from Operations EPS Year to Year change 1 Yr Stock Return, 3-Yr Stock Return and Operating Margin

[2] The compensation variables used to compute the score in model include: Sum of Top 5 Executives Compensation CEO Total Compensation Salary Bonus Other Options RST and LTIPs.

5	AXA Rosenberg Investment	2.386

Business Description: The Company is a global provider of enterprise data integration software and services. Ascential designs, develops, markets and supports enterprise data integration software products and solutions.

Number of Peers in Group: 56

Note: Of the 56 companies listed in the report, none are competitors of the Company in the enterprise data integration market and only one company, Hyperion, is in the tangential business intelligence and enterprise applications business. The chosen peer group does not reflect the market in which the Company operates.

Peers used for direct comparison in report:

1. Serena Software (SRNA): develops, markets, and supports an integrated suite of products for managing and controlling change across an enterprise throughout the application life cycle. The SERENA solution automates the application life cycle and creates an information technology environment that improves process consistency, enhances software integrity and protects application assets.

Note: Informatica Corporation, the closest direct comparative company, currently trails the Company in market share. We never see Serena in any competitive situations as their products and markets are different from the Company's. More appropriate peers would be Informatica (INFA), Tibco (TIBX), SeeBeyond (SBYN), Vitria (VITR) and Iona (IONA), all of which the Company has outperformed in growth and stock price since current management has been in place.

Source: yahoo/finance

Shareholder Performance:

The Company underperformed its peer and industry in the one and three year time period ending 12/31/02.

Time Period Ended 12/31/02	ASCL	Serena Software	Peer Industry WAVG
3 years	-79.02	-23.44	-47.5
1 year	-40.74	-27.37	-11.73



See table on Stock Performance of Companies in the Broader Integration Market in letter dated January 22, 2004 to Peter H. Mixon of CalPERS.

Source: Bloomberg

Below is a one-year stock price chart of the Company in comparison to its peers within the Global Industry Classification System, Industry Group:



<HELP> for explanation.
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COMPARATIVE RETURNS
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Range
Period Monthly
12 Mo. Period
Securities
Crncy
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Total Ret
Difference
Annual Eq
1 -40.74 % -40.74 % -13.37 % -40.74 %
2 -27.37 % -27.37 % -27.37 %
3
(* = No dividends or coupons)
20
0
-20
-40
-60
ASCENTIAL SOFT
SERENA SOFTWARE
DEC01
JAN02
FEB02
MAR02
APR02
MAY02
JUN02
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AUG02
SEP02
OCT02
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Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2003 Bloomberg L.P.
G691-30-0 25-Nov-03 15:42:01

CSFB Holt Analysis Relative Wealth Chart[3]:

As the chart indicates, Ascential Software (left frame) has not provided investors with a cash flow return on investment (CFROI) above its cost of capital in the past four years. The Company's current Chief Executive Officer joined the company as CEO in July 2000 and then began the process of assembling the current management team. In Ascential's response to diminishing CFROIs, the Company retreated from expanding its asset base to divesting a significant portion of its assets in 2002; the business assets were sold to IBM for $1 Billion. [illegible]

The divestiture transaction dropped Ascential's revenue base by 76.52 percent, to $113 million and its net earnings to -$63.57 million as disclosed in 12/02. Following the divestiture, the stock returns began a positive trend but were still below the S&P 500 Index. Actually, the Company's stock performance is well ahead of the S&P to the present as the new management's efforts over the past three years was realized in 2003—with the Company up 170% in 2003 as compared to Serena, which was up only 16%.

In contrast, Serena has generated CFROIs significantly above its discount rate. Serena's management team has continued to effectively manage its asset base at its sustainable growth level. The Company generated an increase in earnings of 25 percent, to $23.1 million from 2001 to 2002. A combination of Serena's efficient asset management strategies and positive CFROI has resulted in persistent stock returns above the S&P 500 Index.

---

[3] *At a glance, the Chart will give the reader basic information on the Company's ability to generate a cash flow return on investment above the cost of capital (first frame). The second frame depicts the Company's growth in assets based on its sustainable growth level. In addition, the relationship of the Company's stock return performance in comparison to the S&P 500 Index is graphed in the third frame.*


ASCENTIAL SOFTWARE CORP (ASCL)
Software
Software

Three Year Executive Compensation Table[4]:

The Compensation Committee utilized base salary, cash bonuses, option grants, and other compensation to pay executives. Executives are granted discretionary bonuses not tied to the financial performance of the Company, at an average rate of 50 percent of their target bonuses each year. Please note that no discretionary bonuses were paid for 2000 or 2001. The Company does implement an incentive cash bonus of up to 100 percent of base salary based upon the obtainment of financial targets. However, if the executive does not meet the criteria, the Committee may still pay the bonuses at a reduced rate. The aggregate value of ASCL's top executives in 2002 was $10.2 million, equivalent to 9 percent of the Company's revenues. Please note that of the amount stated, $8 million is the theoretical value of options—value that can only be realized if the Company grows—rewarding shareholders in alignment with management. However, shareholders are actually rewarded ahead of management as shareholders have liquidity at any time at capital gains rates, while management has limited liquidity at ordinary income tax rates.

In connection with determining annual bonus eligibility and amounts, the Compensation Committee and the Board of Directors establish a bonus target for the CEO and for other executives under the Company's executive incentive plan. In setting annual targets for executive bonuses the Committee reviews the Company's annual operating plan. Target bonuses are intended to relate to the Company's financial performance and the executive's potential impact on corporate results. The percentage of the target bonus actually received is reviewed and approved by both the Compensation Committee and the Board of Directors and is based upon both the executive's performance and the actual achievement of corporate objectives. The financial objectives are reviewed annually by the Compensation Committee and the Board and those used in a particular year are intended to reflect the areas that are most critical to maximize the return to investors. Depending upon an employee's position within the Company, target compensation percentages are determined by the Compensation Committee and the Board. If the Company exceeds its financial objectives, it is possible for bonus amounts to exceed the target percentages. Conversely, if the Company does not meet its financial objectives, the Compensation Committee and the Board of Directors could elect, in its discretion, to pay bonuses at a reduced rate. For 2002, the Company paid bonuses at an average rate of 50% of the targeted bonus. The Compensation Committee and the Board of Directors attempt to set aggressive but realizable objectives that should result, directly or indirectly, in increased revenues and improved operating profit. In order to achieve the purposes of the plan, the

[4] *The Compensation table consists of the five highest paid executives in the Company for fiscal year 2000 through 2002. The elements salary, bonus, other annual comp, LTIP payouts, restricted stock, other comp and value of options granted were all used in the calculation of the model*

Compensation Committee communicates corporate financial objectives, individual objectives and the corresponding bonus targets to executives at the beginning of each year.

Executive	Ticker	FY End	Base Salary	Bonus	Other Annual Comp	Total Options Granted	Other Comp	Value of Stock Options (Equity)
GYENES, PETER	ASCL	Dec-02	$ 450,000	$ 300,000	N/A	2,000,000	$ 52,236	$ 4,080,600
FIORE, PETER	ASCL	Dec-02	$ 445,673	$ 300,000	N/A	800,000	$ 124,912	$ 1,910,300
MCBRIDE, ROBERT C.	ASCL	Dec-02	$ 250,000	$ 100,000	N/A	360,000	$ 5,082	$ 798,905
SEMEL, SCOTT N.	ASCL	Dec-02	$ 225,000	$ 100,000	N/A	425,000	$ 810	$ 1,012,460
[illegible]			[illegible]	[illegible]		[illegible]	[illegible]	[illegible]
GYENES, PETER	ASCL	Dec-01	$ 600,000	$ -	$ -	1,000,000	$ 937,171	$ 4,472,300
FIORE, PETER	ASCL	Dec-01	$ 591,667	$ -	$ -	800,000	$ 190,892	$ 2,863,360
FOY, JAMES D.	ASCL	Dec-01	$ 591,667	$ -	$ -	-	$ 198,324	$ -
MCBRIDE, ROBERT C.	ASCL	Dec-01	$ 250,000	$ -	$ -	400,000	$ 63,851	$ 1,300,920
MCMULLAN, CORNELIUS P.	ASCL	Dec-01	$ 376,925	$ -	$ -	-	$ 2,224,675	$ -
[illegible]			[illegible]			[illegible]	[illegible]	[illegible]
GYENES, PETER	ASCL	Dec-00	$ 650,000	$ 1,085,000	$ -	1,330,000	$ 1,140	$ 8,628,756
FIORE, PETER	ASCL	Dec-00	$ 325,480	$ 280,000	$ -	750,000	$ 270	$ 5,757,925
FOY, JAMES D.	ASCL	Dec-00	$ 325,480	$ 275,192	$ -	750,000	$ 621	$ 5,798,850
LLOYD, GARY	ASCL	Dec-00	$ 329,272	$ 288,750	$ -	250,000	$ 2,500	$ 1,062,100
HENDRICKSON, JAMES	ASCL	Dec-00	$ 349,719	$ 245,000	$ -	250,000	$ 6,064	$ 1,062,100
[illegible]			[illegible]	[illegible]		[illegible]	[illegible]	[illegible]

Additional Notes:

1. Option numbers stated were not adjusted to reflect the 1:4 reverse stock split approved by stockholders in June 2003.
2. Both the Chief Executive Officer and the President of the Company elected to voluntarily reduce their salary by $225,000 in May 2002 and their base salary has remained at that level through 2003.
3. Other Compensation in 2001 was related to change in control payments due as a result of the sale of Ardent Software to Informix and the second installment of a Board Approved retention bonuses paid to the CEO and President as inducement to accept positions at Informix.
4. Other Compensation in 2002 was principally due to payment of earned vacation that was foregone due to Company demands and the discontinuance of pre-existing split dollar life insurance program.
5. Bonus column in 2000 reflects first installment of above referenced retention payments to join Informix and board approved 25% guaranteed retention bonus following acquisition of Ardent Software.
6. No performance based bonuses were paid to executives for 2000 or 2001.
7. Executive option grants are anticipated to be made at the beginning of each year.
8. There was substantial turnover in the executive management team over the period 2000-2002 so prior period information is not representative. During this period, the Chief Executive Officer, President, Chief Financial Officer, General Counsel, VPs of Engineering, Sales, Services, Human Resources and Marketing all joined Ascential to replace prior Informix management.

Source: Equilar

Executive	Ticker	FY End	Base Salary	Bonus	Other Annual Comp	Total Options Granted	Other Comp	Value of Stock Options (Equilar)
GYENES, PETER	ASCL	Dec-02	$ 450,000	$ 300,000	N/A	2,000,000	$ 82,236	$ 4,280,800
FIORE, PETER	ASCL	Dec-02	$ 445,673	$ 200,000	N/A	800,000	$ 124,912	$ 1,910,300
MCBRIDE, ROBERT C.	ASCL	Dec-02	$ 250,000	$ 100,000	N/A	850,000	$ 5,962	$ 798,905
SEMEL, SCOTT N.	ASCL	Dec-02	$ 225,000	$ 100,000	N/A	425,000	$ 810	$ 1,012,460
[illegible]			[illegible]	[illegible]		[illegible]	[illegible]	[illegible]
GYENES, PETER	ASCL	Dec-01	$ 800,000	$ -	$ -	1,000,000	$ 927,171	$ 4,472,300
FIORE, PETER	ASCL	Dec-01	$ 591,667	$ -	$ -	800,000	$ 196,892	$ 2,869,360
FOY, JAMES D.	ASCL	Dec-01	$ 591,667	$ -	$ -	-	$ 196,524	$ -
MCBRIDE, ROBERT C.	ASCL	Dec-01	$ 250,000	$ -	$ -	400,000	$ 53,651	$ 1,800,590
MCMULLAN, CORNELIUS P.	ASCL	Dec-01	$ 376,923	$ -	$ -	-	$ 2,224,676	$ -
Total			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
GYENES, PETER	ASCL	Dec-00	$ 800,000	$ 1,025,000	$ -	1,530,000	$ 1,140	$ 8,898,756
FIORE, PETER	ASCL	Dec-00	$ 325,480	$ 280,000	$ -	750,000	$ 270	$ 6,757,925
FOY, JAMES D.	ASCL	Dec-00	$ 325,480	$ 275,192	$ -	750,000	$ 821	$ 5,798,950
LLOYD, GARY	ASCL	Dec-00	$ 329,273	$ 268,750	$ -	250,000	$ 2,600	$ 1,082,100
HENDRICKSON, JAMES	ASCL	Dec-00	$ 349,716	$ 245,000	$ -	250,000	$ 6,054	$ 1,082,100
Total			[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Fiscal Year 2002 Compensation Table: Company versus Peers

Top 5 Executive Aggregate Median Industry value: $5,902,054

According to the table below, the Company paid its executives $10.2 million, approximately two times that of its median peer group, but in line with its peer Serena Software. As of 2002, Ascential had generated negative earnings in five of the last seven years [NOTE: Current management team began in July 2000 so we suggest that the appropriate measurement period should begin July 2000 and run through the present, rather than the period presented.] Additionally, the Company's financial results in 2003 showed no sign of improvement. Actually there is a strong trend of improving financial performance into 2003.

Ascential Software Financial Performance Trend

	Q1'02	Q2'02	Q3'02	Q4'02	Q1'03	Q2'03	Q3'03
Total Revenue	$20.0M	$27.6M	$30.9M	$33.9M	$35.2M	$39.9M	$45.9M
Pro forma Operating Margin	-97.3%	-43.8%	-36.2%	-17.3%	-4.1%	3.2%	4.3%
Pro forma E.P.S	-0.17	-0.11	-0.09	0.02	0.02	0.05	0.06
GAAP E.P.S	-0.26	-0.21	-0.27	-0.17	-0.01	0.01	-0.03

In contrast, Serena Software produced a net margin of 23%, 18%, and 24% in 2000, 2001, and 2002 respectively. Additionally, Serena has provided investors with a cash flow return on investment above the cost of capital since its public inception.

Executive	Ticker		FY End	Base Salary	Bonus	Total Options Granted	Other Comp	Value of Stock Options (Equilar)	Weighted Average Exercise Price	Weighted Average FMV Stock Price
GYENES, PETER	ASCL		Dec-02	$ 450,000	$ 300,000	2,000,000	$ 52,238	$ 4,260,600	$2.44	$2.44
FIORE, PETER	ASCL		Dec-02	$ 445,673	$ 200,000	800,000	$ 124,912	$ 1,910,300	$2.73	$2.73
MCBRIDE, ROBERT C.	ASCL		Dec-02	$ 250,000	$ 100,000	350,000	$ 5,982	$ 798,905	$2.61	$2.61
SEMEL, SCOTT N.	ASCL		Dec-02	$ 225,000	$ 100,000	425,000	$ 810	$ 1,012,480	$2.72	$2.72
		Total		$ 1,370,673	$ 700,000	3575000	$ 183,942	$ 7,982,285		
		Total Aggregate		[illegible]						
WOODWARD, MARK E.	SRNA		Jan-03	$ 300,000	$ 235,250	350,000	$ 2,271	$ 4,311,755	$13.08	$13.08
PENDER JR., ROBERT L.	SRNA		Jan-03	$ 225,000	$ 192,325	275,000	$ 7,794	$ 3,340,645	$12.89	$12.89
ELLIS JR., L. EVAN	SRNA		Jan-03	$ 208,000	$ 189,180	75,000	$ 5,563	$ 640,863	$9.07	$9.07
LINDNER, MICHAEL	SRNA		Jan-03	$ 123,302	$ 154,010	20,000	$ 4,450	$ 170,902	$9.07	$9.07
		Total		$ 856,302	$ 770,765	720000	$ 20,078	$ 8,464,165		
		Total Aggregate		$ 10,111,330						

Source: Equilar

Definitions:

Restricted Stock Awards and LTIP (long-term incentive plan)- additional tools used by Compensation Committees to recruit, retain, and motivate Management.

Other Annual Comp- includes a multitude of benefits such as car allowance, air plane benefits, and travel expenses etc NOTE: The Company does not provide any of these benefits to executives.

Other Comp- includes a range of benefits paid for by the Company such as retirement plans (SERP), life and health insurance, and tax reimbursements etc.

Three Year Executive Options Table[5]:

The company awarded 15.9 percent or 9.454 million, of its shares outstanding to employees as option grants in 2002. [NOTE: One must divide by 4 to adjust for a 1 for 4 reverse stock split – shares outstanding were approximately 263.8M pre-split at the beginning of 2002, so 9.454 million shares represented 3.6% of shares outstanding.] The weighted average price of the option grants ranged from $1.66 to $3.28 [NOTE: One must multiply by 4 to account for the reverse stock split, so the range would be $6.64 to $13.12] the options were given a one to four year vesting schedule [NOTE: 25% of options vest after year one, and the balance vest over remaining 36 months] without any performance-based vesting provisions [NOTE: Executives must perform to keep their job, and remain employed to achieve vesting.] In addition, the Company added 9.4 [NOTE: Actually 9 million shares were added by shareholders the 1994 plan and 1 million were added by shareholders to the 1999 Director plan. One must then divide the 10 million shares by 4 to reflect the reverse stock split = 2.5 million shares] million options to the equity compensation pool for future grants without shareholder approval [NOTE: See above note. Shareholder approval for plan increases was sought and approved by shareholders last year.]

The Company decided to implement a 4:1 reverse stock split in June 2003; ISS recommended against the proposal. According to ISS's analysis, the Company had the authority to issue 500,000,000 common shares as option grants which would not be proportionately reduced in conjunction with the reverse split. Accordingly, the reverse split would increase the shares available for issue by an amount equal to the shares retracted in the reverse stock split.
[NOTE: ISS recommended that shareholders vote *FOR* the proposal. Originally, ISS questioned whether the total number of authorized shares (not shares allocated to option plans-total shares authorized in the charter) would also be reverse split. The Company's Board will submit a proposal at the upcoming annual meeting of shareholders to affect a reverse split of the total authorized - which will be submitted to stockholders in the next annual meeting proxy statement. ISS recommended approval of the 1 for 4 reverse split as originally submitted. See ISS report.]

Following the reverse split, the Company's stock gained over 150 percent in value in one year [NOTE: We believe that this is in response to continuing performance in line or in exceeding expectations].

---

[5] *The five highest paid Executives are listed in the options table for fiscal years 2000 through 2002.*

Executive	Ticker	FY End	Weighted Average Exercise Price	Weighted Average FMV Stock Price	Shares Acquired on Exercise	Value Realized on Shares Acquired	Exercisable Options	Unexercisable Options	Value of Exercisable Options	Value of Unexercisable Options
GYENES, PETER	ASCL	Dec-02	$2.44	$2.44	-	$ -	2,778,917	3,[illegible]	$ [illegible]	$ 370,000
FIORE, PETER	ASCL	Dec-02	$2.73	$2.73	-	$ -	1,501,[illegible]	1,510,416	$ 16,716	$ -
MCBRIDE, ROBERT C.	ASCL	Dec-02	$2.41	$2.41	-	$ -	114,[illegible]	[illegible]	$ -	$ -
SEMEL, SCOTT N.	ASCL	Dec-02	$2.72	$2.72	-	$ -	[illegible]	513,542	$ -	$ -
[illegible]										
GYENES, PETER	ASCL	Dec-01	$6.00	$6.00	-	$ -	2,[illegible],761	2,002,[illegible]	$ 1,570,252	$ -
[illegible]	ASCL	Dec-01	$6.00	$6.00	-	$ -	801,[illegible]	1,110,417	$ 365,395	$ -
[illegible]		Dec-01	N/A	N/A	-	$ -	1,308,[illegible]	-	$ [illegible]	$ -
MCBRIDE, ROBERT C.	ASCL	Dec-01	$3.47	$3.47	-	$ -	-	600,000	$ -	$ 152,000
MCMULLAN, CORNELIUS P.	ASCL	Dec-01	N/A	N/A	-	$ -	154,[illegible]	-	$ -	$ -
GYENES, PETER	ASCL	Dec-00	$6.10	$6.10	357,[illegible]	$ 1,340	1,507,147	1,530,000	$ 174,[illegible]	$ -
FIORE, PETER	ASCL	Dec-00	$[illegible]	$[illegible]	117,[illegible]	$ 672,095	[illegible]	750,000	$ 69,[illegible]	$ -
FOY, JAMES D.	ASCL	Dec-00	$[illegible]	$[illegible]	133,419	$ 719,765	406,[illegible]	750,000	$ 300,272	$ -
LLOYD, GARY	ASCL	Dec-00	$4.84	$4.84	-	$ -	181,250	462,750	$ -	$ -
HENDRICKSON, JAMES	ASCL	Dec-00	$4.84	$4.84	-	$ -	462,875	335,[illegible]	$ -	$ -

Source: Equilar

Compensation Issues:

Currently, the Company has the authority to grant 20,500,000 nonstatutory stock options under its 1998 option plan [NOTE: One needs to divide by 4 for the effect of the reverse split = 5,125,000 shares]; this plan is 34.5 [NOTE: again, one needs to divide by 4 = 8.6%] percent of the total shares outstanding. The Compensation Committee delegated the plan to be handled by the Stock Option Committee. Of notable concern, the Chairman and CEO, Peter Gyenes, is the sole member. Mr. Gyenes has the authority to select the employees, other than officers and directors, to whom options may be granted, the exercise price, vesting period, and acceptable form of payment. [NOTE: There is a formal process by which the grants permitted to be made by the stock option committee are first reviewed and approved by the Company's president, vice president of human resources, and general counsel, prior to submission to the Stock Option Committee for approval. Both the Compensation Committee and the Board of Directors review the actions of the Stock Option Committee at each of their regularly scheduled meetings. Executive option grants are only made by the compensation committee and the board of directors. Annual option grants and overall option overhang are consistently at the low end of our competitive peer group. Ascential's three-year average grant as a percent of outstanding shares was 3.4%, versus Informatica at 9.3%, SeeBeyond at 8.0%, Tibco at 8.6% and Webmethods at 16.8%.]

Fiscal Year 2002 Financial Table[6]: Company versus Peers

The Company has significantly underperformed its peers in all financial categories.

[6] *The financial metrics listed were the primary elements used in the model to generate the financial scores of the Company. In the table, the ROIC, OM, ROA, ROE and NM are all stated as a percentage*

	Return on Invested Capital	Operating Margin	Return on Avg. Assets	Return on Equity	Net Cash Flow/Operations	Net Margin	EPS year to Year Change
ASCL	-7.74279	-67.15656	-6.399466	-8.395075	-90.49	-56.25034	-1.115556
SRNA	11.86618	33.95874	9.343955	11.642836	31.898	24.1754	0.2391305
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Source: Factset

Other Significant Issues:

Two of the four Compensation Committee members resigned in 2002. Mr. James Koch and Mr. Thomas McDonnell resigned in July 2002 and January 2002 respectively. NOTE: Both gentlemen had been long-term members of the previous Board of Informix which was then headquartered in CA. When the Company became Ascential Software and moved its headquarters to Massachusetts, they resigned due to logistics issues (one lives in CA, the other in Kansas City) and two new members of the Board, located closer to the Company's headquarters, replaced them.

The Company has a Change-in-Control provision and a severance plan agreement with the top executives. The plans award executives a package that is valued at more than 4 times their salary based on triggering events. Once the event is triggered the executive may leave for "any reason," except for "cause," to collect the compensation package. The minimum amount that would be collected by the CEO in either situation is $2.4 million.

NOTE: The Compensation Committee of the board retained an outside compensation consultant to evaluate the Company's change in control provisions and make recommendations as to how they might be modified. Based on the results of the evaluation, the current change-in-control agreements were deemed by the board of directors and compensation committee to be consistent with industry standards and appropriate for the attraction and retention of key executives and were adopted by the Board of Directors.

All the executive change-in-control agreements currently in effect are so-called "double trigger", requiring that there be both a change in control and termination in order for the benefits to accrue. The current agreements replaced agreements previously in effect that operated on a single trigger basis, and it is believed that these double trigger agreements are more favorable to the Company than the agreements they replaced.

Change in control agreements are beneficial to the Company for several reasons. First, they ameliorate concern over management entrenchment and promote objective evaluation of potential acquisitions of the Company. Second, they assure that key executives will remain in place as needed to effect a clean and orderly transition of the Company to new ownership, should an acquisition that is in the best interests of the shareholders transpire. Third, they allow the Company to operate on an even playing field relative to its peers, many of which offer comparable arrangements to their key personnel. Moreover, the Company's management voluntarily relinquished single-trigger change in control agreements in favor of a double-trigger format that is more favorable to the Company, consistent with the objective of better aligning their interests with those of the shareholders.

Mr. John Gavin, Chairman of the Audit Committee, was the former Senior Vice President and Chief Financial Officer of Cambridge Technology Partners; Cambridge was listed on the CalPERS 2001 Focus List. Cambridge was later acquired by Novell, Inc.


ISS
INSTITUTIONAL SHAREHOLDER SERVICES
CGQ
47.1
84.1
ASCL outperformed 47.1% of the companies in the S&P 400
and 84.1% of the companies in the Software & Services group.

MEETING AGENDA

Item	Code	Proposals	Mgt. Rec.	ISS Rec.
1	M0201	Elect Director John J. Gavin, Jr.	FOR	FOR
2	M0308	Approve Reverse Stock Split	FOR	FOR
3	M0512	Amend Employee Stock Purchase Plan	FOR	FOR
4	M0524	Amend Omnibus Stock Plan	FOR	FOR
5	M0526	Amend Non-Employee Director Stock Option Plan	FOR	FOR
6	M0101	Ratify Auditors	FOR	FOR

NOTE:

ISS is updating its analysis issued June 9, 2003, with respect to Item 2 (Reverse Stock Split). In our original analysis ISS recommended that shareholders vote AGAINST the proposed 1-for-4 reverse split because it would not reduce the company's authorized common stock in proportion with the reverse split, resulting in an increase of 375 million common shares. The company has indicated to ISS, that on June 13, 2003, the board of directors resolved that, if the reverse stock split is approved by shareholders, then a proposal to proportionately reduce the company's authorized common stock, from 500,000,000 to 125,000,000 shares, would be submitted to shareholders at the company's 2004 annual meeting.

Additionally, the company states that if the reverse stock split is approved by shareholders, the company would ensure that the number of issued and outstanding common shares would not exceed 125,000,000 prior to the 2004 annual meeting of shareholders, unless otherwise approved by the company's shareholders. Therefore, we recommend that shareholders vote FOR Item 2.

Please note that the company's statement has been filed as an 8-K on June 13, 2003.

ISS
INSTITUTIONAL SHAREHOLDER SERVICES


48
83.6
ASCL outperformed 48% of the companies in the S&P 400 and
83.6% of the companies in the Software & Services group.

ANALYSIS CONTENTS

MEETING AGENDA

Item	Code	Proposals	Mgt Rec	ISS Rec
1	M0201	Elect Director John J. Gavin, Jr.	FOR	FOR
2	M0308	Approve Reverse Stock Split	FOR	AGAINST
3	M0512	Amend Employee Stock Purchase Plan	FOR	FOR
4	M0524	Amend Omnibus Stock Plan	FOR	FOR

5	M0526	Amend Non-Employee Director Stock Option Plan	FOR	FOR
6	M0101	Ratify Auditors	FOR	FOR

ISS CORPORATE GOVERNANCE RATING

Governance Factor	Positive Impact	Negative Impact
The audit committee is comprised solely of independent outside directors	☑	
The compensation committee is comprised solely of independent outside directors	☑	
The nominating committee is comprised solely of independent outside directors	☑	
The company's option plans do not provide for company loans to employees	☑	
The board of directors is classified		☑
The company has a poison pill in place that was not approved by shareholders		☑
The company does not expense stock option grants on its income statement		☑
There is no disclosure of a policy that limits the number of other boards that directors may serve on		☑

PERFORMANCE SUMMARY

	1-Year	3-Year	5-Year
Annualized Shareholder Returns, Company	[illegible]	[illegible]	-17.24%
Annualized Shareholder Returns, Index	-22.67%	-13.71%	-2.98%
Annualized Shareholder Returns, Peer Group	-18.68%	-24.36%	NA

Source: Standard & Poor's Compustat data

Accountants:	PricewaterhouseCoopers LLP
Audit Fees:	Currently, the SEC requires that all fees paid to the company's auditor be broken out into three categories: audit fees, financial systems design and implementation, and all other fees. Many companies have argued that the SEC's definition of "all other fees" is overly broad and covers many services that are closely related to the audit function and/or that should be performed by a company's auditor. In January 2003, the SEC approved new disclosure standards that embody four fee categories: audit fees, audit-related fees, taxes, and all other fees. The SEC also outlined what services should fall under each designation. The new provisions will become effective for annual filings for the first fiscal year after Dec. 15, 2003, though the SEC is encouraging issuers to adopt them earlier. In those cases, or where companies provide a more detailed breakdown of "other fees" than currently required, ISS will apportion the fees into the above four categories, to the extent the company's disclosure allows.
Audit Fees:	$1,600,000.00
Audit-Related Fees:	$298,000.00
Taxes*:	$0.00
Other Fees:	$396,000.00

*Excluding tax strategies/tax shelters. Note: If the proxy disclosure does not indicate the nature of the tax services, those fees will be included in "other fees".

Governance Provisions:

- The board of directors is classified
- Shareholders do not have cumulative voting rights in director elections
- The positions of chairman and CEO are held by the same person and the company has not *designated a lead director*
- The company has a poison pill in place that was not approved by shareholders
- A supermajority vote of shareholders is required to amend certain provisions of the charter or bylaws
- A supermajority vote of shareholders is required to approve certain types of mergers or business combinations
- Shareholders may not act by written consent
- Shareholders may not call special meetings
- The board may amend the bylaws without shareholder approval
- Common stock and blank check preferred stock are authorized
- The poison pill contains a trigger provision of 20% or greater
- There is no disclosure of stock ownership guidelines for executives
- There is no disclosure of stock ownership guidelines for outside directors
- The company does not expense stock option grants on its income statement

Non-Shareholder Approved Incentive Plans:

- All stock-based incentive plans have been approved by shareholders

State Statutes: Delaware

- The company is incorporated in a state with anti-takeover provisions

- The company is incorporated in a state without a control share acquisition statute
- The company is incorporated in a state without a cash out statute
- The company is subject to a freezeout provision
- The company is incorporated in a state without a fair price provision
- The company is incorporated in a state without stakeholder laws
- The state of incorporation does not endorse poison pills

DIRECTOR PROFILES

Name	Classification	Term Ends	Dir. Since	No Stock	Attendance
John J. Gavin, Jr.	IO	2006	2001		
Robert M. Morrill	IO	2005	2000		
Peter Gyenes (CEO/Chair)	I	2004	2000		
William J. Weyand	IO	2004	2002		
David J. Ellenberger	IO	2004	2002		

COMPOSITION OF COMMITTEES

Name	Type
David J. Ellenberger	IO
John J. Gavin, Jr.	IO
Robert M. Morrill	IO
David J. Ellenberger	IO
William J. Weyand	IO
John J. Gavin, Jr.	IO
Robert M. Morrill, Jr.	IO

NOTE:

The officers and directors beneficially own 2.50 percent of shares outstanding.

PROPOSALS

Item 1: Elect Director John J. Gavin, Jr.

- A substantial majority of the board members are independent outsiders. We commend the company for its high degree of board independence.

- We support the independent nature of the key board committees, which include no insiders or affiliated outsiders.

We recommend a vote FOR the directors.

Vote FOR Item 1.

Item 2: Approve Reverse Stock Split

This proposal seeks shareholder approval of a 1-for-4 reverse stock split and the cash payment equal to the fair market value of any fractional shares resulting from such reconstitution. Currently, the company is authorized to issue 500,000,000 common shares. The number of authorized common shares would not be reduced proportionately in conjunction with the reverse stock split. Thus, the reverse split would increase shares available for issue by an amount equal to the shares retracted in the reverse stock split.

Management argues that the reverse split is necessary to more appropriately align the company's share base with its current operations. The company anticipates that, barring unforeseen circumstances, the smaller the share resulting from the reverse split would serve to highlight the company's future financial results, and position the common stock in a price range that is more attractive to a broader range of institutional investors, consistent with the objective of long-term shareholder value.

An analysis of the company's utilization of its authorized common stock after giving effect to the reverse stock split follows.

Authorized shares:	500,000,000
Shares outstanding:	57,910,890
Shares reserved for legitimate business purposes (excludes shareholder rights plans and non-shareholder approved stock incentive plans):	13,248,280
Shares outstanding and reserved:	71,159,170
Shares available for issue (post-increase):	428,840,831
Shares available (post-increase) as a % of new authorization:	85.8%

By not proportionately reducing the number of authorized common shares, this proposal effectively increases shares available for future issue. Requests for additional capital are analyzed on a case-by-case basis after considering the proposals submitted by peer companies and company performance as measured by three-year total shareholder returns. A base threshold level for establishing an adequate reserve pool may then be adjusted upward for companies using shares for legitimate business purposes such as a history of stock splits and reasonable stock-based incentive plans.

Allowable Increase
SIC Code: 7372

Proposed increase in authorized shares:	375,000,000

Allowable increase in authorized shares:	150,000,000
Above allowable threshold by:	225,000,000

Although we recognize the company's desire to attract new investors, we note that this reverse stock split would substantially increase the shares available for issue. The request results in an effective increase of 375,000,000, which is above the allowable threshold of 150,000,000. While companies may use additional shares for financings and other general purposes, we believe this reverse split, which would effectively increase the number of shares available for issue, is unwarranted.

Vote AGAINST Item 2.

Item 3: Amend Employee Stock Purchase Plan

This item seeks shareholder approval of an amendment to the company's Employee Stock Purchase Plan that would increase the number of authorized shares by 1,000,000, or 0.43 percent of the outstanding shares.

The plan allows eligible employees to purchase shares of common stock through payroll deductions at 85 percent of the lesser of: (1) the fair market value of the stock on the first trading day of the offering period; or (2) the fair market value of the stock on the last trading day of the offering period. The plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code. Terms of the plan are as follows:

Increase in shares:	1,000,000
Percentage of outstanding shares:	0.43 percent
Current authorization:	8,000,000
Total available post-increase:	1,893,528
Percentage of outstanding shares:	0.82 percent
Last increase:	Not disclosed
Eligible participants:	All employees
Number of participants:	Not disclosed
Purchase price:	85 percent of fair market value
Expiration date:	Not disclosed
Contribution limitations:	15 percent of salary
Dollar limitations on purchases:	$25,000 in any calendar year
Share limitation:	20,000
Offering period:	Three months

Stock purchase plans enable employees to become shareholders, which gives them a stake in the company's growth. However, purchase plans are beneficial only when they are well balanced and in the best interests of all shareholders. From a shareholder's perspective, plans with offering periods of 27 months or less, as recommended by Section 423 of the Internal Revenue Code, are preferable. Plans with longer offering periods remove too much of the market risk and could give participants excessive discounts on their stock purchases that are not offered to other shareholders.

ISS approves of this item because the plan complies with Section 423 of the Internal Revenue Code, the number of shares being added is relatively conservative, the offering period is reasonable, and there are limitations on participation.

Vote FOR Item 3.

Item 4: Amend Omnibus Stock Plan

This proposal seeks shareholder approval to amend the **1994 Stock Option and Award Plan**. The plan is being amended to: a) reserve 9,000,000 additional shares; b) to prohibt repricing of award issued under the plan; and c) provide for the issuance of restricted stock in lieu of performance shares.

A description and analysis of the plan follows:

Participation:	All employees, and non employee directors
Expiration:	March 22, 2004
Administration:	Compensation Committee. David J. Ellenberger (IO) and William J. Weyand (IO)
Award Type (Exercise Price):	ISOs (100%), NSOs (100%), SARs, restricted stock and performance shares.
Payment:	Cash, check , or stock . The plan does not provide for company loans to participants.
Terms & Vesting:	All stock options must be exercised within ten years from the date of grant.
Change-in-Control:	None specified.
Repricing:	The plan expressly prohibits repricing.
Other Plan Notes:	No participant may be granted options to purchase more than 500,000 common shares during any single fiscal year or awards of performance shares covering more than 200,000 common shares during any fiscal year. In addition, the committee has discretion to award stock options covering up to one million common shares to a participant in the fiscal year in which the participant first becomes an employee or is promoted from a position as a non-executive officer to a position as an executive officer.

	Shares Issued(all plans)	Percentage of shares outstanding
Current year grants	9,569,990	4.13%
Prior year grants	7,432,117	3.21%
Grants two years ago	24,801,805	10.70%
Total grants	41,803,912	18.03%

Named officer grants (one year) = 3,575,000

Grants to named officers / Current year grants = 37.36%

The plan has two costs to shareholders: shareholder value transfer (SVT), which is the dollar cost to the company as participants exercise awards at fixed prices below the current market price; and voting power dilution (VPD), or the relative reduction in shareholders' voting rights. By examining the cost of a new plan or amendment in conjunction with shares available for grant under all continuing plans and granted but unexercised shares, a comprehensive assessment of the company's total compensation program can be made. SVT is calculated using a binomial model: an estimated dollar value for each award is determined by factoring in the number of shares reserved, the exercise price, the award term, the vesting parameters, and any performance criteria. SVT is expressed as a percentage of market value. VPD is expressed as a percentage of fully diluted shares outstanding.

Current stock price:	$ 3.95	Shares outstanding:	231,804,085
200-day avg.:	$ 2.77	Warrants and convertibles:	0
Market value:	$ 640,938,295	Share allocation from plans:	51,993,118
		Fully diluted shares:	284,797,203

	Share Allocation		Average Award Value		SVT ($)	SVT (as % of market value)
A:	9,000,000	x	$2.21	=	$19,890,000	3.10%
B:	20,628,028	x	$2.21	=	$45,587,942	7.11%
C:	22,365,090	x	$1.69	=	$37,797,002	5.90%
Total:	51,993,118				$103,274,944	16.11%

A = Shares reserved for plan/amendment; B = shares available for grant, all plans; C = granted but unexercised.

	Share Allocation	Voting Power Dilution (fully diluted basis)
Reserved for this proposal	9,000,000	3.17%
Under existing plans		
available to grant	20,628,028	7.27%
granted but unexercised	22,365,090	7.88%
Total	51,993,118	18.32%

These two costs are combined by assigning a 95-percent weighting to the SVT and a five-percent weighting to VPD as follows:(16.11% x 95%) + (18.32% x 5%) = 16.22%

The total cost of the company's plans is compared to an allowable cap. The allowable caps are industry-specific, market cap-based, and pegged to the average amount paid by companies performing in the top quartile of their peer groupings. Industry classifications are established using standard industry code (SIC) groups. Using historic data tracked by ISS of the amount of SVT authorized for issue at each company ranked in the top quartile of its industry, a benchmark pay level is established for each industry.

A cap equation is formulated for each industry by identifying those variables having the most significant impact on SVT. Regression analysis tests are run on the following variables: sales growth, earnings growth, return on equity, return on assets, debt-to-equity ratios, market capitalization, total shareholder returns, and cash compensation. Benchmark SVT levels for each industry are adjusted upward or downward by entering company-specific performance, size, and cash compensation data into the industry-specific cap equations.

[illegible]	[illegible]	[illegible]
7372	18.55%	16.22%

Following is a list of features that impacted the SVT estimates. Features noted with a "(+)" decreased the plan's cost, while features noted with a "(-)" increased the plan's cost:

(-) No limits were placed on grants of restricted stock and performance shares. Such awards are more costly than stock options with an exercise price equal to 100 percent on the date of grant.

(-) Performance goals or hurdle rates are established by plan administrators. No assessment can be made as to the basis for grants of performance shares. Awards valued as share grants.

(+) Term limits are placed on NSOs. Such awards have a lower time value than options with an unlimited term.

(-) Vesting provisions for each grant are at the discretion of the plan administrators. Shares could be exercisable immediately.

Note that the following plan details were not factored into the SVT analysis:

Plan participation extends to nonemployees.

Company loans may not be provided for payment of the exercise price.

Please see the section below entitled 'Multiple Plan Notes' for a further discussion of this and other plans.

Vote Recommendation

The total cost of the company's plans of 16.22 percent is within the allowable cap for this company of 18.55 percent. Additionally, this plan expressly forbids repricing.

Vote FOR Item 4.

Item 5: Amend Non-Employee Director Stock Option Plan

This proposal seeks shareholder approval to amend the **1989 Outside Directors Stock Option Plan**. The plan is being amended to reserve 1,000,000 additional shares . A description and analysis of the plan follows:

Participation:	Non employee directors
Expiration:	None specified
Administration:	Compensation Committee. David J. Ellenberger (IO) and William J. Weyand (IO)
Award Type (Exercise Price):	Only NSOs (100%).
Payment:	Cash, check . The plan does not provide for company loans to participants.
Terms & Vesting:	All stock options must be exercised within ten years from the date of grant.
Change-In-Control:	None specified.
Repricing:	No express repricing policy was found.
Other Plan Notes:	Newly elected nonemployee directors receives an initial option grant to purchase 20,000 common stock and receives an automatic annual option grant to purchase 15,000 common shares thereafter.

	Shares Issued(all plans)	**Percentage of shares outstanding**
Current year grants	9,569,990	4.13%
Prior year grants	7,432,117	3.21%
Grants two years ago	24,801,805	10.70%
Total grants	41,803,912	18.03%

Named officer grants (one year) = 3,575,000

Grants to named officers / Current year grants = 37.36%

The plan has two costs to shareholders: shareholder value transfer (SVT), which is the dollar cost to the company as participants exercise awards at fixed prices below the current market price; and voting power dilution (VPD), or the relative reduction in shareholders' voting rights. By examining the cost of a new plan or amendment in conjunction with shares available for grant under all continuing plans and granted but unexercised shares, a comprehensive assessment of the company's total compensation program can be made. SVT is calculated using a binomial model: an estimated dollar value for each award is determined by factoring in the number of shares reserved, the exercise price, the award term, the vesting parameters, and any performance criteria. SVT is expressed as a percentage of market value. VPD is expressed as a percentage of fully diluted shares outstanding.

Current stock price:	$ 3.95	Shares outstanding:	231,804,085
200-day avg.:	$ 2.77	Warrants and convertibles:	0
Market value:	$ 640,938,295	Share allocation from plans:	43,993,118
		Fully diluted shares:	284,797,203

	Share Allocation		Average Award Value		SVT ($)	SVT (as % of market value)
A:	1,000,000	x	$2.01	=	$2,010,000	0.31%
B:	20,628,028	x	$2.21	=	$45,587,942	7.11%
C:	22,365,090	x	$1.69	=	$37,797,002	5.90%
Total:	43,993,118				$85,394,944	13.32%

A = Shares reserved for plan/amendment; B = shares available for grant, all plans; C = granted but unexercised.

	Share Allocation	Voting Power Dilution (fully diluted basis)
Reserved for this proposal	1,000,000	0.36%
Under existing plans		
available to grant	20,628,028	7.48%
granted but unexercised	22,365,090	8.11%
Total	43,993,118	15.95%

These two costs are combined by assigning a 95-percent weighting to the SVT and a five-percent weighting to VPD as follows:(13.32% x 95%) + (15.95% x 5%) = 13.45%

The total cost of the company's plans is compared to an allowable cap. The allowable caps are industry-specific, market cap-based, and pegged to the average amount paid by companies performing in the top quartile of their peer groupings. Industry classifications are established using standard industry code (SIC) groups. Using historic data tracked by ISS of the amount of SVT authorized for issue at each company ranked in the top quartile of its industry, a benchmark pay level is established for each industry.

A cap equation is formulated for each industry by identifying those variables having the most significant impact on SVT. Regression analysis tests are run on the following variables: sales growth, earnings growth, return on equity, return on assets, debt-to-equity ratios, market capitalization, total shareholder returns, and cash compensation. Benchmark SVT levels for each industry are adjusted upward or downward by entering company-specific performance, size, and cash compensation data into the industry-specific cap equations.

[illegible]	[illegible]	[illegible]
7372	18.55%	13.45%

Following is a list of features that impacted the SVT estimates. Features noted with a "(+)" decreased the plan's cost, while features noted with a "(-)" increased the plan's cost:

(-) No limits were placed on grants of discounted NSOs, restricted stock, restricted stock, performance units, performance shares, other, discounted NSOs, restricted stock, other, restricted stock, restricted stock and performance shares. Such awards are more costly than stock options with an exercise price equal to 100 percent on the date of grant.

(-) Performance goals or hurdle rates are established by plan administrators. No assessment can be made as to the basis for grants of performance shares. Awards valued as share grants.

(+) Term limits are placed on NSOs. Such awards have a lower time value than options with an unlimited term.

(-) Vesting provisions for each grant are at the discretion of the plan administrators. Shares could be exercisable immediately.

Note that the following plan details were not factored into the SVT analysis:

Plan participation extends to nonemployees.

Company loans may not be provided for payment of the exercise price.

Multiple Plan Notes: The combined shareholder value transfer for all plans considered is 16.54 percent. The aggregate value of all the proposals does not exceed the company's allowable shareholder value transfer cap of 18.55 percent. However, ISS supports only those plans that provide, in aggregate, the greatest shareholder value transfer without exceeding the allowable cap and that do not violate repricing guidelines.

Vote Recommendation

The total cost of the company's plans of 13.45 percent is within the allowable cap for this company of 18.55 percent.

Vote FOR Item 5.

Item 6: Ratify Auditors

The board recommends that PricewaterhouseCoopers LLP be approved as the company's independent accounting firm for the coming year. Note that the auditor's report contained in the annual report is unqualified, meaning that in the opinion of the auditor, the company's financial statements are fairly presented in accordance with generally accepted accounting principles.

In 2002, the company changed its audit firm from KPMG LLP. There were no disagreements of any type with the company's former auditor on any matter of accounting principles, financial statement disclosure, or auditing scope.

Vote FOR Item 6.

Ascential Software Corp.
50 WASHINGTON STREET
WESTBOROUGH MA 01581
6509266300

Shareholder Proposal Deadline: January 13, 2004

Solicitor: Morrow & Co.

Security ID: 04362P108 (CUSIP), 2461832 (SEDOL), US04362P1084 (ISIN)

This vote recommendation has not been submitted to, nor received approval from, the Securities and Exchange Commission. While ISS exercised due care in compiling this analysis, we make no warranty, express or implied, regarding the accuracy, completeness, or usefulness of this information and assume no liability with respect to the consequences of relying on this information for investment or other purposes.

This issuer may be the parent of, or affiliated with, a client of ISS. Neither the issuer, nor any of its subsidiaries or affiliates, played any role in preparing this report.

Two of our stockholders, Warburg Pincus Private Equity VIII, L.P. and Hermes USA Investors Venture, L.L.C., are institutional investors whose business activities include making equity and debt investments in public and privately-held companies. As a result, from time to time one or more of our stockholders or their affiliates (or their representatives who serve on our Board of Directors) may hold securities, serve on the board of directors or have the right to nominate representatives to the board of a company which is the subject of one of our analyses or recommendations. We have established policies and procedures to restrict the involvement of our non-management stockholders, their affiliates and board members in the editorial content of our analyses and recommendations.

Neither our non-management stockholders, their affiliates nor our non-management board members are informed of the contents of any of our analyses or recommendations prior to their publication or dissemination.

© 2003, Institutional Shareholder Services, Inc. All Rights Reserved. The information contained in this ISS Proxy Analysis may not be republished, broadcast, or redistributed without the prior written consent of Institutional Shareholder Services, Inc.

MEETING AGENDA

Item	Code	Proposals	Mgt. Rec.	ISS Rec.	Vote Cast
1	M0201	Elect Director John J. Gavin, Jr.	FOR	FOR	
2	M0308	Approve Reverse Stock Split	FOR	AGAINST	
3	M0512	Amend Employee Stock Purchase Plan	FOR	FOR	
4	M0524	Amend Omnibus Stock Plan	FOR	FOR	
5	M0526	Amend Non-Employee Director Stock Option Plan	FOR	FOR	
6	M0101	Ratify Auditors	FOR	[illegible]	

fulcrum GLOBAL PARTNERS®



ASCL: Users Conference Adds Conviction to Our 4Q03 Estimates — BUY

Imran Khan (212) 940-3986 **ikhan@fulcrumgp.com**
Jamie Friedman, (212) 803-9039 **jfriedman@fulcrumgp.com**

Ascential # (ASCL $21.96, NASDAQ, BUY) **October 27, 2003**

#Fulcrum Global Partners LLC makes a market in this security.

Decision points:

UPDATE FROM USERS CONFERENCE. Today, we are attending ASCL's users conference in Miami, where there are approximately 450 customers in attendance. Although the company hasn't provided any new financial outlook as of yet, we had the opportunity to catch up with ASCL customers to learn more about the current business environment. Based on our conversations with customers, we believe that ASCL is seeing improved demand from its installed base. Most of the customers we talked to told us that they are interested in ASCL's new real-time integration (RTI) product platform. Customer enthusiasm regarding the Mercator acquisition was also very noticeable. Net/net, our experience at the users conference makes us more comfortable with our Q4 revenue and EPS estimates of $64M and $0.07.

NEXT CATALYST: ASCL ANALYST MEETING. ASCL will host its analyst meeting on November 12th in New York. We believe the company will provide an upbeat business picture and reiterate its 4Q and FY04 guidance.

VALUATION. ASCL currently trades at 2.2x our EV/FY04 sales estimate of $275.6M compared to its peer Informatica# (INFA, $10.51, NASDAQ, NEUTRAL) which trades 2.6x FY04E consensus EV/Sales estimates. However, ASCL is projected to grow its FY04 revenue by 49% (~19% organically Y/Y) vs. 15% by INFA (including Striva acquisition). In addition, ASCL is expected to have 13% operating margins in FY04 compared to Informatica, which expects to have only 6.6% operating margins in FY04. As such, we believe ASCL should trade at a premium to INFA and that it deserves a 4.0x EV/sales multiple. If we assign a 4.0x EV/Sales multiple to ASCL, we arrive at our $28 price target. We would also note that the company has $8.74 cash per share. **#Fulcrum Global Partners LLC makes a market in this security.**

RISKS. Unless the management successfully executes the integration, the MCTR deal may not be accretive. Finally, if the IT spending environment deteriorates then ASCL earnings could be negatively impacted.

Rating:	BUY	Cash EPS FY End: Dec	2002A	2003E	2004E
Price:	$21.96	Mar	$(0.16)	$0.02A	--
52-Week Range:	$6.96-22.29	Jun	(0.13)	0.05A	--
Market Cap. (bn):	$1.3BN	Sep	(0.10)	0.06A	--
Avg. Daily Volume:	483.9K	Dec	(0.05)	0.07E	--
3-Yr. Est. Grwt Rate:	13%	FY	($0.44)	$0.20E	$0.51E
		Previous			
		Consensus		$0.15	$0.45
Price Target	$28	P/E	NM	109.8x	43.1x
Risk Level	Medium	Rev ($MM)	$113	$185.0	$275.6

IMPORTANT DISCLOSURES AND ANALYST CERTIFICATION ON LAST TWO PAGES.

Company Background: The Company offers software used to manage and integrate large data warehouses and data marts, as well as analytical software for monitoring the performance of supply chain and customer relationship operations. Informatica's products enable companies to automate the integration, analysis, and delivery of information gathered from a variety of sources, and encompasses functions such as marketing, sales, manufacturing, and procurement. The company also provides implementation, technical support, and related services. Customers include ADP, 3Com, and Charles Schwab.

ASCL INCOME STATEMENT

ASCENTIAL SOFTWARE CORP.

Income Statement
Millions

	Q1-03	Q2-03	Q3-03	Q4E-03	Q1E-04	Q2E-04	Q3E-04	Q4E-04	FY 2001	FY 2002	FY 2003E	FY 2004E
Restated as of:												
Licenses	19.2	21.0	22.4	31.5	28.1	31.8	31.8	36.6	62.4	59.6	91.0	127.9
Services	16.1	18.8	23.5	32.5	32.5	38.0	38.2	39.0	61.6	53.4	91.0	147.7
Total Revenue	35.3	39.8	45.9	64.0	60.6	69.6	69.6	75.6	124.0	113.0	165.0	275.6
Cost of Software	3.6	2.2	2.7	2.7	2.2	2.5	2.5	2.6	15.7	12.0	11.2	9.9
Cost of Services	7.2	8.6	10.1	13.9	14.6	15.2	15.3	15.6	45.1	32.9	39.9	60.7
Total Cost of Revenue	10.8	10.8	12.8	16.7	16.9	17.7	17.8	18.2	60.6	45.0	51.1	70.6
Gross Profit	24.4	29.0	33.1	47.3	43.7	51.9	52.0	57.4	63.2	68.1	133.9	205.0
License GM	81.2%	89.3%	88.1%	91.3%	92%	92%	92%	93%	75%	80%	88%	92%
Service GM	55.1%	54.4%	57.0%	57.1%	55%	60%	60%	60%	27%	39%	59%	59%
Total Gross Margins	69.3%	72.8%	72.1%	74.0%	72%	75%	74%	76%	51%	60%	72%	74%
Sales/Marketing	18.7	16.8	18.7	27.2	25.4	27.2	27.2	31.0	92.3	73.1	78.4	110.5
Research/Development	5.4	5.5	6.5	8.9	8.5	8.4	8.4	8.3	27.2	24.0	26.3	33.5
General/Admin.	6.4	5.4	5.9	8.5	6.1	6.0	5.9	5.9	25.4	40.6	26.2	23.9
Unusual Inc/Expense	0.0	0.4	0.0	0.0					0.0	15.7	0.4	0.0
IPR&D Writeoff									5.5	0.0	0.0	0.0
Total Expenses	28.5	27.7	31.1	44.6	40.0	41.5	41.5	45.2	150.4	154.4	131.9	169.2
Operating Income (Loss)	(4.0)	1.3	2.0	2.7	3.7	10.4	10.5	12.2	(87.2)	(86.4)	2.0	35.8
Operating Margins	NM	3%	4%	4%	6%	15%	15%	16%	NM	NM	NM	13%
Interest Expense (Income)	(3.3)	(2.9)	(2.7)	(2.4)	(2.3)	(2.3)	(2.3)	(2.3)	(19.3)	(20.1)	(11.2)	(9.2)
Other, Income (loss) Net	0.0	0.0	0.6	0.6	0.0	0.0	0.0	0.0	5.3	0.7	1.2	-
Income Before Taxes	(0.4)	4.2	5.2	5.7	6.0	12.7	12.8	14.5	(73.3)	(65.9)	14.3	46.0
Income Taxes/(Benefit)	(0.2)	1.3	1.6	1.7	2.0	4.2	4.2	4.8	0.2	(15.6)	4.4	15.1
Income After Taxes	(0.6)	2.9	3.7	4.0	4.0	8.5	8.6	9.7	(73.4)	(51.3)	10.0	30.8
Proforma Adjustment	1.8				-	-	-	-	4.4	24.0	1.8	-
Proforma IAT	1.3	2.9	3.7	4.0	4.0	8.5	8.6	9.7	(69.1)	(27.3)	11.8	30.8
Proforma EPS	0.02	0.05	0.06	0.07	0.07	0.14	0.14	0.16	(0.25)	(0.44)	0.20	0.51
FDS	57.9	59.1	59.1	59.1	60.5	61.1	61.6	61.1	271.76	61.83	58.8	61.1
% of Revenue												
S&M	47%	42%	41%	43%					74%	65%	43%	40%
R&D	15%	14%	14%	14%					22%	21%	14%	14%
G&A	18%	13%	13%	13%					20%	36%	14%	8%
Q/Q Change												
Licenses	2%	10%	6%	41%	-11%	13%	0%	16%				
Services	6%	17%	25%	38%	0%	17%	1%	2%				
Total Revenue	4%	13%	15%	39%	-5%	15%	0%	8%				
Sales/Marketing	5%	1%	11%	45%	-6%	7%	0%	14%				
Research/Development	13%	3%	18%	37%	-5%	-2%	0%	-1%				
General/Admin.	-34%	-16%	10%	43%	-28%	-2%	-2%	0%				
Y/Y Change												
Licenses	76%	39%	50%	67%	47%	50%	41%	16%		-4%	55%	38%
Services	61%	47%	56%	114%	103%	102%	62%	20%		-13%	70%	62%
Total Revenue	70%	43%	53%	85%	72%	75%	52%	18%		-9%	61%	49%
Sales/Marketing	-11%	-17%	2%	72%	53%	61%	45%	14%		-21%	9%	39%
Research/Development	-17%	-17%	5%	57%	58%	52%	29%	-7%		-12%	9%	28%
General/Admin.	-58%	-29%	-32%	-13%	-5%	12%	-1%	-31%		60%	-35%	-9%

Sources: Company reports and Fulcrum Global Partners LLC.

Price Chart (Ratings and Price Targets Designated)


Ascential Software Corp. (ASCL)
24-Oct-2002 to 27-Oct-2003 (Daily)
U.S. Dollar
High: 22.290
Low: 7.244
Last: 22.000
NEUTRAL
BUY - 18
BUY - 22
Volume in Thousands (max/avg)
3036
358
Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct
Sources: FactSet and Fulcrum Global Partners


FGP Recommendation Distribution
32
88
116
BUY
NEUTRAL
SELL

Source: FactSet and Fulcrum Global Partners

Note: The percentage of subject companies in each rating category for which FGP has provided investment banking services within the last 12 months is 0%.

Fulcrum Global Partners LLC ratings are defined as follows:

BUY – A stock that is expected to produce a positive return of 15% or greater over the 12 months following the recommendation.

SELL – A stock that is expected to produce a negative return of 15% or greater over the 12 months following the recommendation.

NEUTRAL – A stock that is not expected to appreciate or depreciate meaningfully over the next 12 months.

ANALYST CERTIFICATION

I, Imran Khan, hereby certify that the views expressed in this research report accurately reflect my personal views about the subject companies and their securities. I also certify that I have not been, and will not be receiving direct or indirect compensation in exchange for expressing the specific recommendation(s) in this report.

I, Jamie Friedman, hereby certify that the views expressed in this research report accurately reflect my personal views about the subject companies and their securities. I also certify that I have not been, and will not be receiving direct or indirect compensation in exchange for expressing the specific recommendation(s) in this report.

Unless otherwise noted, all prices are intraday, October 27, 2003.

For additional information, please contact your Fulcrum salesperson at (212) 803-9000.

Copyright 2003 Fulcrum Global Partners LLC. All rights reserved. Any unauthorized use or disclosure prohibited.

For private circulation only. This document is for information purposes only and is not intended to be, nor should it be construed to be, an advertisement or an offer or a solicitation of an offer to buy or sell any securities. The information herein, or upon which opinions have been based, has been obtained from sources believed to be reliable, but no representations, express or implied, or guarantees, can be made as to their accuracy or completeness. At any time we or any of our analysts or employees may own or have a position, subject to change, and make a market or act as principal in transactions in any securities or investments described herein. Unless otherwise stated, all views expressed herein (including estimates or forecasts) are solely those of our research department and subject to change without notice.

This report does not have regard to the specific investment objectives, financial situation and the particular needs of any specific person who may receive it. Investors should seek financial advice regarding the appropriateness of investing in any securities or investment strategies discussed or recommended in this report and should understand that statements regarding future prospects may not be realized. Investors should note that income from such securities, if any, may fluctuate and each security's price or value may rise or fall. Past performance is not necessarily a guide to future performance.



445 Park Avenue, New York, NY 10022 (212) 371-8300

Equity Research Note (December 11, 2003)

Charlie Chen, CFA / 415.262.4869
cchen@needhamco.com
Andrew W. Jeffrey, CFA / 415.262.4868
ajeffrey@needhamco.com
Richard Davis Jr., CFA / 617.457.0949
rdavis@needhamco.com

Ascential Software Corp. (ASCL/OTC)
Room to Run in Data Integration. Initiating Coverage with a BUY Rating.

Price (12/10/2003):	$23.65	**Shares Outstanding (MM):**	59.9
52 Week Range:	$25.99-8.64	**Market Cap. (MM):**	$1,418
Rating/12 Mo. Target:	BUY/$29	**Average Daily Volume (000):**	517.8
CY'2003E Pretax ROIC:	3.1%	**EV/IC:**	4.7
Convertible Debt: (Yes or No)	No	**CY'2003E Free Cash Flow Yield:**	1.9%

	2001 A	2002 A	2003 E		2004 E	
			Needham	Consensus	Needham	Consensus
Revenue (MM)	$481.3	$111.5	$183.9	$183.9	$270.7	$272.9
Growth	*(48.2%)*	*(76.8%)*	*64.9%*	*64.9%*	*47.3%*	*48.4%*
Op. Margin	(7.5%)	(40.3%)	3.5%	NA	12.0%	NA
EPS: 1Q	$0.24	($0.17)	$0.02	$0.02	$0.06	$0.07
EPS: 2Q	0.10	(0.11)	0.05	0.05	0.11	0.11
EPS: 3Q	(2.67)	(0.09)	0.06 A	0.06 A	0.12	0.12
EPS: 4Q	(0.08)	0.02	0.08	0.08	0.18	0.17
EPS: Year	($2.42)	($0.35)	$0.22	$0.21	$0.47	$0.47
Growth	*NMF*	*NMF*	*NMF*	*NMF*	*115.9%*	*123.8%*
P/E Ratio	NMF	NMF	109.8x	112.6x	50.9x	50.3x

Disclosures applicable to this security (disclosure explanation on the last page of this report): B, G

Investment Conclusion: We are initiating coverage on ASCL with a **BUY** rating and $29 12-month price target. We view Ascential as among the leading and most dynamic providers of data integration and quality services in the market. It is our opinion that data extract, transform and load (ETL) solutions, combined with robust data quality in a massively scalable environment, will experience growing demand as corporations seek to improve ROI from their ERP and CRM investments. We believe data integration is a critical pre-requisite for effective business management, and is an essential underpinning of more effective analytics and decision making.

Our bullish outlook on ASCL reflects our conviction that the company boasts the most comprehensive platform for data integration in the market and is positioned for market share gains in an expanding software segment. We believe its end-to-end functionality, incorporating proprietary metadata management, data extraction, quality, transformation and delivery is currently unrivaled. Although the company has grown rapidly through acquisition in recent periods, we believe management's focus on operational and product integration has already begun paying dividends in terms of faster growth and higher profitability.

It is our opinion that Ascential boasts a sustainable competitive advantage in the burgeoning ETL/data integration market. We believe the company's functional integration, encompassing every aspect of the data quality process, is currently unmatched. While competitors have a longer history of serving this market – and more organically grown product lines – none possesses Ascential's vision or ambitious market approach. These factors will likely prove important differentiators as companies seek the most seamless, powerful data tools available. Our $29 price target is based on our belief that ASCL shares can trade at 30x 2005 cash EPS of $0.66 ($0.79 estimate less $0.13 in interest income). Adding $9/share in cash, we arrive at a $29 target.

Investment Summary

- **Initiating Coverage with a BUY Rating and $29 Price Target.** We believe data integration software is an attractive growth market and Ascential is positioned as a long-term winner.

- **A Leading Provider of Data Quality and Integration Software.** Ascential's software tools enable corporations to improve the quality and accessibility of enterprise data through data integration, cleansing and profiling applications. Ascential's products transform raw data into information, driving improved analytic capabilities, better decision-making and higher ROI.

- **Fully Integrated Offering Supports Competitive Advantage.** We believe Ascential possesses a sustainable competitive advantage by virtue of its integrated, end-to-end data integration offering, coupled with superior metadata management. We view the company as standing alone in the comprehensiveness of its offering and functional integration.

- **Market Orientation Provides Important Differentiation.** We are enamored of Ascential's focus on back-end data management, rather than attempting to provide broader business intelligence capabilities such as front-end user-centric applications. We believe its broad product offerings and data-centric focus provide key competitive differentiation.

- **Desire for Better Decision Making is Key Growth Driver, in our View.** We believe many industries – with an emphasis on financial services – are undergoing a secular shift favoring customer retention and account management, compared to new customer acquisition. It is our view that improving the underlying quality and availability of data is critical to making better decisions aimed at maximizing lifetime customer value.

- **Recovering IT Spending Should Drive Higher Profitability.** Ascential will likely benefit from a recovery in IT spending resulting in a re-acceleration in software sales. Given the leverage inherent in software business models, this should drive higher operating margin and faster earnings and cash flow growth.

- **Risks** to our target include a slower-than-expected IT spending recovery, product commoditization, increased competition from larger IT services/software vendors and risks associated with the integration of the Mercator acquisition.

Investment Thesis

We are initiating coverage of Ascential Software with a **BUY** rating and $29 price target. Ascential is a leading, best-of-breed provider of data quality and integration software. In our view, data integration vendors are key enablers of better enterprise-wide decisioning, a market poised for significant and sustainable long-term growth. We believe data integration vendors will participate in this growth by addressing a significant organizational pain point and enabling better use of information for customer analysis, improved operational efficiency, profit optimization and other applications.

Managing enterprise data has long been a key IT challenge as computing platforms have grown and evolved (mainframe to PC to client/server to Internet/intranet to network), and data and business applications have proliferated. We argue that the data integration challenge – though prevalent for at least the past 10 years – continues growing as corporate silos of data increase and are spread across an increasingly complex network of platforms and operating systems.

We view Ascential Software as a leader in the data integration and quality market, differentiated by an expanding suite of products focused on back-end data management. Ascential provides real-time and batch data integration capabilities, including ETL (extract, transform and load), data quality and data profiling. The integration of this functionality in a single product suite is a key competitive advantage, in our opinion. While the company's primary competitor, Informatica, claims comparable functionality, we note that it OEMs its data quality stage from a third-party provider, Firstlogic. We prefer Ascential's more integrated approach. That said, acquisition and functional integration will likely be an ongoing challenge for Ascential.

Unlike Informatica, which has expanded its functionality largely through internal development, Ascential has made several acquisitions to create its current product suite. To date, these acquisitions appear to have been successfully integrated, but execution in this area will likely remain a risk factor. Most recently, Ascential acquired application integration vendor Mercator Software to add data transformation and transaction-based capabilities. This may prove to be the company's most aggressive acquisition, to date, as Mercator's "fit" within the Ascential framework is not as immediately clear as other recent deals, in our opinion.

Largely used behind-the-scenes by programmers and IT professionals, we believe Ascential's data integration tools are under-appreciated in their ability to deliver tangible return on investment and their key enabling role in providing the framework for better enterprise-wide decisioning. We believe demand will accelerate as data and data sources proliferate and with increasing demand for higher value analytic capabilities. These factors, coupled with a recovering IT spending environment, should drive faster software license and total revenue growth and earnings re-acceleration. Share price appreciation will likely follow.

Outlook

We are bullish on Ascential's long-term prospects, driven specifically by our view toward burgeoning demand for data integration software, and generally by recovering IT spending. While Ascential has been acquisitive, we are impressed with its average 8% sequential revenue growth beginning in June 2002, which we believe is primarily internal. We believe Ascential's acquisitions have positioned the company well for leadership in data integration by extending its product suite to fill key product and functional gaps (data quality, profiling) and by providing technology and performance differentiation (parallel processing).

Mercator is Ascential's largest acquisition since spinning out its Informix database business and, in our view, adds an incremental layer of risk over the next four quarters. As a result, we contend that continued organic license growth demonstrable progress toward revenue synergies and earnings accretion from Mercator are key to ASCL's performance over the next 12 months. The shares' current valuation – 50x our 2004 EPS estimate of $0.47 – leaves little room for execution missteps, in our view.

We forecast 2003 revenue and EPS of $183.9M and $0.22. The Mercator acquisition closed in early September 2003. Thus there was a stub contribution in 3Q and full quarter contribution beginning in 4Q. Due to accounting rules relating to on-balance sheet deferred revenue, the 4Q maintenance revenue contribution from Mercator will be $500K-1M below its recent standalone quarterly run rate of roughly $10M. We have also assumed fairly low initial license and professional services revenue contribution from Mercator in the initial quarters as a combined company. We estimate an incremental $4.5M in licenses and $12M in total services (implying a small professional services contribution) in 4Q'03 with modest growth in licenses and services in 2004.

We forecast 2004 revenue of $270.7M and EPS of $0.47. These estimates assume operating margin of 12% for the full year, ranging from 5.8% in 1Q and ramping to 18.1% in 4Q04. We are forecasting license revenue of $123.4M (+34.1% y/y). In our view, the greatest risk to 2004 estimates are the erosion of Mercator's license business and general software integration risk. That said, if Ascential can revive growth in the legacy Mercator business, the company could see better-than-expected operating leverage, driving EPS upside. Our 2005 estimates are $324.7M in total revenue (+19.9% y/y), $146.3M in licenses (+18.6% y/y), $0.79 of EPS and an 18.5% full year operating margin.

Valuation

Ascential currently trades at 50x our 2004 EPS estimate and Street consensus. This compares to a BI/analytics group average of 32x and 56x for Informatica. Investors should note that Ascential has close to $9/share in cash and net of cash, ASCL shares trade at roughly 41x 2004 earnings. Our 12-month price target on ASCL is $29, based on a P/E target of 30x on 2005 operating EPS of $0.66 ($0.79 less earnings from interest of $0.13), or $20/share. Adding back the $9/share in cash, we arrive at our $29 target. We also arrive at a $29 target using a 5-year discounted cash flow model assuming operating margins reach 20% in year 5 with 8% terminal growth and using a 12% discount rate.

We believe Ascential has favorable prospects for earnings growth acceleration, driven by improving high-margin license sales and the inherent operating leverage found in an enterprise software business. Operating margin has been depressed the last several years at (40.3)% in 2002 and projected at 3.5% in 2003, 12% in 2004 and 18.5% in 2005. Longer term, we believe Ascential's operating margin can reach steady-state at 20-25%, providing continued opportunity for faster earnings growth.

This potential financial improvement provides justification for a 12-month above-market P/E multiple in the low-to mid-30s, in our opinion. In addition, we expect above-market organic revenue growth from Ascential over the next several years, further justifying a P/E premium. While the overall data integration market is expected to grow 8% (CAGR) through 2007, we forecast 18-20% organic license software growth for Ascential through 2005. With expected operating leverage, EPS should come close to doubling in each of the next two years.

As a relative comparison, other enterprise application and infrastructure software stocks trade at an average of 39x 2004 EPS, based on expectations for accelerating license, earnings and operating margin growth. A specific valuation comparison is Documentum (OTC: DCTM), which recently agreed to be acquired by EMC. At its current price, EMC is paying 54x 2004 earnings and an enterprise value-to-sales ratio of 3.9x. Ascential currently trades at 5.2x market cap-to-sales, but at a more reasonable 3.3x enterprise value-to-sales.

Charles Chen, CFA 415-262-4899
[illegible] 12/10/2003

ASCENTIAL SOFTWARE CORP CONDENSED ANNUAL & QUARTERLY EARNINGS PROJECTION *($ in thousands, except per-share data)*

FY: DECEMBER	2001A	1Q02A	2Q02A	3Q02A	4Q02A	2002A	1Q03A	2Q03A	3Q03A	2003E	1Q04E	2Q04E	3Q04E	4Q04E	2004E	2005E
Revenues																
Licenses	211,736	10,725	15,118	14,863	18,770	59,474	19,170	21,016	22,353	92,003	27,579	30,429	30,288	35,062	123,369	146,291
Services	269,596	9,328	12,442	15,140	15,106	52,018	16,031	18,832	23,536	91,852	33,340	36,096	38,045	39,900	147,384	178,367
Total revenues	481,331	20,053	27,558	30,003	33,876	111,492	35,201	39,848	45,889	183,855	60,919	66,525	68,333	74,963	270,743	324,658
Expenses																
Cost of licenses	34,271	1,646	1,569	2,558	2,492	8,262	2,486	2,240	2,664	10,926	3,309	3,662	3,332	3,717	14,009	15,321
Cost of services	107,535	6,367	7,222	8,179	7,016	28,784	6,993	8,565	10,118	39,362	12,838	14,221	14,672	14,944	56,674	65,802
Sales and marketing	207,281	18,228	19,940	18,298	15,851	72,317	16,695	16,849	18,702	78,343	23,860	23,663	24,666	25,113	97,545	105,289
Research and development	67,004	4,663	5,545	5,982	4,767	20,957	5,370	5,510	6,485	28,173	9,321	9,513	9,496	9,595	37,926	45,212
General and administrative	81,561	8,663	5,319	5,628	6,217	26,027	5,084	5,379	5,933	24,575	8,041	7,850	8,063	8,021	31,976	33,056
Merger, realignment and other non-recurring charges	39,134	15,933	18,770	12,832	9,374	56,909	2,692	3,371	4,794	17,787	3,400	3,300	3,200	3,100	13,000	12,000
Write-off of acquired in-process research and develop	20,725	0	1,170	0	0	1,170	0	0	2,000	2,000	0	0	0	0	0	0
Total operating expenses (excl. charges)	517,632	39,567	39,615	40,852	36,343	156,377	36,630	38,563	43,982	177,402	57,390	59,119	60,234	61,389	238,132	264,662
Operating income (excl. charges)	(36,301)	(19,514)	(12,057)	(10,849)	(2,465)	(44,885)	(1,429)	1,285	1,907	6,453	3,530	7,406	8,099	13,574	32,611	59,996
Interest income (expense), net	22,975	5,046	4,178	3,169	4,264	16,677	3,263	2,998	3,237	11,603	2,277	2,295	2,308	2,334	9,205	11,805
Gain on sale of database business/extraordinary item	555,485	7,634	3,127	(1,394)	(6,010)	3,357	0	0	0	0	0	0	0	0	0	0
Pre-tax income (excl. charges)	(13,326)	(14,468)	(7,879)	(7,680)	1,799	(28,208)	1,834	4,283	5,224	18,266	5,807	9,694	10,406	15,908	41,816	71,801
Income tax provision	157,352	(3,618)	(1,191)	(1,915)	436	(6,288)	551	1,285	1,566	5,478	1,916	3,199	3,435	5,250	13,799	23,694
Tax rate	(1180.6%)	25.0%	15.1%	25.0%	24.2%	22.3%	30.0%	30.0%	30.0%	30.0%	33.0%	33.0%	33.0%	33.0%	33.0%	33.0%
Net income (excl. charges)	(170,678)	(10,850)	(6,688)	(5,745)	1,363	(21,920)	1,283	2,998	3,656	12,777	3,890	6,495	6,973	10,659	28,017	48,107
Preferred stock dividend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
EBITDA	3,990	(16,081)	(7,343)	(6,685)	1,794	(28,315)	2,428	4,791	5,182	21,669	8,055	11,762	12,305	17,681	49,804	75,689
Pre-tax free cash flow	(25,121)	(21,883)	(16,725)	(9,157)	(462)	(42,227)	(369)	1,978	2,482	16,290	5,255	9,062	9,605	14,481	38,384	63,389
Depreciation and amortization	40,291	3,433	4,714	4,164	4,259	16,570	3,857	3,506	3,175	15,237	4,526	4,354	4,206	4,108	17,193	15,693
Cap Ex. PP&E	17,716	1,248	1,306	560	(164)	2,950	878	1,049	800	3,627	900	900	900	900	3,600	4,000
Cap SW	11,395	4,554	2,086	1,892	2,430	10,962	1,919	1,764	1,900	7,883	1,900	1,800	1,900	2,300	7,900	8,300
Cap Ex. Acq.	(550,632)	(11,000)	99,767	360	346	89,473	(109,328)	0	109,300	(28)	0	0	0	0	0	0
EPS, diluted	($2.42)	($0.17)	($0.11)	($0.09)	$0.02	($0.35)	$0.02	$0.05	$0.06	$0.22	$0.06	$0.11	$0.12	$0.18	$0.47	$0.79
EBITDA per share	$0.06	($0.25)	($0.12)	($0.11)	$0.03	($0.46)	$0.04	$0.08	$0.09	$0.37	$0.13	$0.20	$0.20	$0.29	$0.83	$1.25
Weighted average shares outstanding, diluted	70,651	64,133	63,094	61,330	59,396	61,966	58,274	59,069	59,948	59,319	60,096	60,196	60,296	60,396	60,246	60,646
MARGIN ANALYSIS																
Cost of licenses as a % of sales	7.1%	8.2%	5.6%	8.5%	7.4%	7.4%	7.1%	5.6%	5.8%	5.9%	5.4%	5.5%	4.9%	5.0%	5.2%	4.7%
Cost of services as a % of sales	22.3%	31.8%	26.2%	27.3%	20.7%	25.8%	19.9%	21.5%	22.0%	21.4%	21.1%	21.4%	21.5%	19.9%	20.9%	20.3%
Sales and marketing as a % of sales	43.1%	90.9%	72.4%	61.0%	46.8%	64.9%	47.4%	42.3%	40.8%	41.6%	39.2%	35.9%	36.1%	33.5%	36.0%	32.4%
Research and development as a % of sales	18.1%	23.3%	20.1%	20.0%	14.1%	18.8%	15.3%	13.8%	14.1%	14.2%	15.3%	14.3%	13.9%	12.8%	14.0%	13.9%
General and administrative as a % of sales	16.9%	43.2%	19.3%	19.4%	18.4%	23.3%	14.4%	13.5%	12.9%	13.4%	13.2%	11.8%	11.8%	10.7%	11.8%	10.2%
Total op. exp. as a % of sales	107.5%	197.3%	143.8%	136.2%	107.3%	140.3%	104.1%	96.8%	95.7%	96.5%	94.2%	88.9%	88.1%	81.9%	88.0%	81.5%
Operating margin	(7.5%)	(97.3%)	(43.8%)	(36.2%)	(7.3%)	(40.3%)	(4.1%)	3.2%	4.3%	3.5%	5.8%	11.1%	11.9%	18.1%	12.0%	18.5%
Pre-tax income margin	(2.8%)	(72.1%)	(28.6%)	(25.5%)	5.3%	(25.3%)	5.2%	10.7%	11.4%	9.9%	9.5%	14.6%	15.2%	21.2%	15.4%	22.1%
Net income margin	(35.5%)	(54.1%)	(24.3%)	(19.1%)	4.0%	(19.7%)	3.6%	7.5%	8.0%	6.9%	6.4%	9.8%	10.2%	14.2%	10.3%	14.8%
EBITDA margin	0.8%	(80.2%)	(26.6%)	(22.3%)	5.3%	(25.4%)	6.9%	12.0%	11.2%	11.8%	13.2%	17.7%	18.0%	23.6%	18.4%	23.3%
YEAR/YEAR % CHANGE																
Revenues																
Licenses	(47.6%)	(89.0%)	(82.7%)	14.1%	31.2%	(71.9%)	78.7%	39.0%	50.4%	54.7%	43.9%	44.8%	35.5%	19.0%	34.1%	18.6%
Services	(46.6%)	(92.2%)	(89.6%)	(2.2%)	17.5%	(80.7%)	71.9%	51.4%	55.5%	76.6%	108.0%	91.7%	61.6%	19.3%	60.5%	21.0%
Total revenues	(48.2%)	(90.6%)	(86.8%)	5.3%	24.7%	(76.8%)	75.5%	44.6%	52.9%	64.9%	73.1%	67.0%	48.9%	19.1%	47.3%	19.9%
Expenses																
Cost of licenses	(32.0%)	(87.6%)	(87.4%)	(40.4%)	(40.1%)	(75.6%)	51.2%	41.0%	4.3%	31.9%	33.0%	63.0%	25.1%	5.1%	28.2%	9.4%
Cost of services	(41.7%)	(84.7%)	(83.6%)	(33.9%)	(27.0%)	(73.2%)	9.8%	18.9%	23.7%	36.8%	83.6%	66.6%	45.0%	9.2%	43.9%	16.1%
Sales and marketing	(48.6%)	(77.9%)	(76.6%)	(21.6%)	(20.1%)	(65.1%)	(8.4%)	(15.5%)	2.2%	8.6%	43.0%	41.8%	31.9%	4.2%	27.6%	7.9%
Research and development	(47.6%)	(86.9%)	(84.7%)	(24.2%)	(34.2%)	(75.9%)	15.2%	(0.6%)	8.2%	24.8%	73.6%	72.7%	46.5%	8.9%	44.9%	19.2%
General and administrative	(18.5%)	(67.3%)	(81.1%)	(58.8%)	(51.4%)	(68.1%)	(41.3%)	1.1%	1.6%	(5.6%)	58.2%	45.9%	25.9%	(1.9%)	30.1%	3.4%
Total operating expenses (exclud. charges)	(42.7%)	(80.2%)	(80.4%)	(34.1%)	(32.3%)	(69.8%)	(7.4%)	(2.7%)	7.6%	13.4%	56.7%	53.3%	37.2%	6.3%	34.2%	11.1%
Operating income (exclud. charges)	(241.6%)	(219.8%)	(297.8%)	(87.6%)	(90.7%)	23.6%	(92.7%)	(110.7%)	(118.3%)	(114.4%)	(347.0%)	476.8%	307.6%	194.4%	405.3%	84.0%
Pre-tax income (exclud. charges)	(129.9%)	(169.4%)	(192.3%)	(70.4%)	(110.5%)	111.7%	(112.7%)	(154.4%)	(168.2%)	(164.7%)	216.6%	126.3%	99.2%	136.1%	128.1%	71.7%
Net income	(686.6%)	(158.4%)	(186.3%)	(87.0%)	(127.1%)	(87.2%)	(111.8%)	(144.8%)	(163.6%)	(158.3%)	203.2%	116.6%	90.7%	128.2%	119.3%	71.7%
EBITDA	(96.1%)	(146.7%)	(136.1%)	(78.6%)	(105.4%)	(809.6%)	(115.1%)	(165.2%)	(177.2%)	(176.6%)	231.5%	146.6%	138.4%	89.9%	129.6%	62.9%

Source: Company reports and Needham & Co estimates.

Charles Chen, CFA 415-262-4880
[illegible]
12/10/2003

ASCENTIAL SOFTWARE CORP CONDENSED ANNUAL & QUARTERLY BALANCE SHEET(1) in thousands

FY: SEPTEMBER	2001A	1Q02A	2Q02A	3Q02A	4Q02A	2002A	1Q03A	2Q03A	3Q03A
Assets									
Cash and cash equivalents	$489,307	$499,848	$312,528	$278,320	$218,551	$218,551	$358,436	$302,408	$303,344
Short-term investments	268,336	268,307	253,888	242,258	288,190	288,190	258,102	272,153	221,383
Accounts receivable, net	29,588	21,777	27,280	34,187	27,112	27,112	28,887	25,730	36,787
Receivable from sale of database business	0	104,800	108,000	107,800	109,200	109,200	0	0	0
Recoverable income taxes	19,261	19,163	19,014	18,671	17,448	17,448	15,061	1,212	0
Other current assets	51,522	30,331	19,130	18,612	13,808	13,808	12,447	12,600	13,898
Total Current Assets	$858,014	$898,723	$737,932	$688,236	$672,196	$672,196	$679,932	$664,163	$677,888
Property and equipment, net	11,887	10,530	11,280	7,818	8,427	8,427	8,486	5,774	11,358
Software development costs, net	14,919	13,336	13,288	13,887	14,124	14,124	14,311	14,458	14,802
Long-term investments	1,782	1,848	1,181	1,286	908	908	879	1,248	2,031
Goodwill	68,158	68,158	157,864	159,814	162,670	162,670	162,624	162,301	329,301
Intangible assets, net	7,247	6,654	14,148	12,414	11,070	11,070	9,725	8,452	21,582
Deferred income taxes	0	0	6,708	18,188	28,818	28,818	28,437	28,412	29,780
Other assets	116,933	15,011	13,389	11,331	11,280	11,280	10,968	10,330	10,827
Total Assets	$1,079,746	$1,013,867	$954,890	$913,281	$908,230	$908,230	$903,461	$895,985	$998,159
Liabilities & Shareholders' Equity									
Accounts payable	11,681	8,889	10,113	8,714	8,136	8,136	8,249	8,882	12,830
Accrued expenses	52,344	41,842	32,200	21,882	23,137	23,137	22,486	21,874	38,378
Accrued employee compensation	19,527	16,294	18,275	18,012	14,861	14,861	11,948	13,318	19,904
Income taxes payable	83,482	74,818	73,720	79,821	98,918	98,918	98,909	86,634	79,313
Deferred revenue	12,055	11,881	16,244	18,887	17,808	17,808	22,064	23,233	43,021
Accrued merger, realignment and other charges	36,086	24,014	22,883	20,088	15,898	15,898	11,382	10,054	10,023
Deferred income taxes	0	0	23,119	22,828	33,171	33,171	33,169	33,168	32,236
Other current liabilities	7,079	7,858	400	388	479	479	432	687	14,483
Total Current Liabilities	$231,234	$186,189	$194,934	$194,430	$212,864	$212,864	$209,706	$197,887	$251,388
Deferred taxes	28,710	28,248	0	0	0	0	0	0	0
Other non-current liabilities	0	0	0	0	0	0	0	0	698
Total shareholders' equity	819,798	802,529	759,825	728,841	694,189	694,189	693,756	697,428	714,197
Total Liabilities & Shareholders' Equity	$1,079,746	$1,013,867	$954,890	$913,281	$908,230	$908,230	$903,461	$895,985	$998,159
Return On Invested Capital, FTI	(51.8%)	(25.7%)	(7.8%)	(8.2%)	3.4%	3.4%	18.9%	24.8%	12.6%
Return On Invested Capital	(32.8%)	(46.2%)	(22.6%)	(4.8%)	(3.6%)	3.1%	8.7%	11.1%	8.8%
Return On Average Assets	(19.7%)	(4.1%)	(2.7%)	(2.9%)	0.6%	(2.2%)	0.6%	1.3%	1.8%
Return On Average Equity	(30.9%)	(5.4%)	(3.4%)	(3.1%)	0.8%	(2.9%)	0.7%	1.7%	2.1%

FY: SEPTEMBER	2003E	1Q04E	2Q04E	3Q04E	4Q04E	2004E	2005E
Assets							
Cash and cash equivalents	$283,821	$300,788	$295,409	$316,321	$312,078	$312,078	$368,078
Short-term investments	206,916	219,516	215,862	230,864	227,757	227,757	259,867
Accounts receivable, net	58,308	35,748	64,783	58,475	74,802	74,802	86,911
Receivable from sale of database business	0	0	0	0	0	0	0
Recoverable income taxes	0	0	0	0	0	0	0
Other current assets	13,732	13,858	14,008	14,146	14,290	14,290	14,870
Total Current Assets	$560,477	$568,910	$589,782	$590,799	$628,927	$628,927	$727,724
Property and equipment, net	10,265	9,404	8,778	8,218	7,749	7,749	6,915
Software development costs, net	14,889	15,016	14,939	14,971	15,400	15,400	15,948
Long-term investments	1,898	2,014	1,878	2,118	2,088	2,088	2,384
Goodwill	329,301	329,301	329,301	329,301	329,301	329,301	329,301
Intangible assets, net	20,588	19,087	18,818	17,983	17,186	17,186	14,342
Deferred income taxes	28,461	29,199	28,804	28,618	28,329	28,329	27,213
Other assets	10,832	10,738	10,846	10,884	11,084	11,084	11,512
Total Assets	$977,882	$966,325	$1,003,364	$1,011,857	$1,048,844	$1,048,844	$1,135,330
Liabilities & Shareholders' Equity							
Accounts payable	14,471	12,707	14,838	18,033	18,117	18,117	19,280
Accrued expenses	34,606	22,896	35,882	38,558	38,730	38,720	47,862
Accrued employee compensation	20,763	19,404	21,299	21,183	23,236	23,236	27,814
Income taxes payable	83,279	87,443	91,615	96,408	101,229	101,229	122,040
Deferred revenue	47,323	62,085	58,087	60,442	68,498	68,498	65,057
Accrued merger, realignment and other charges	9,021	8,119	7,207	6,679	5,818	5,818	3,863
Deferred income taxes	32,867	22,883	32,883	32,883	33,212	33,212	33,879
Other current liabilities	18,931	15,136	16,848	16,616	17,307	17,307	18,988
Total Current Liabilities	$257,948	$261,732	$273,286	$274,888	$302,325	$302,325	$330,514
Deferred taxes	0	0	0	0	0	0	0
Other non-current liabilities	698	698	698	698	698	698	665
Total shareholders' equity	719,037	722,928	729,423	736,300	747,054	747,054	796,161
Total Liabilities & Shareholders' Equity	$977,882	$966,325	$1,003,364	$1,011,857	$1,048,844	$1,048,844	$1,135,330
Return On Invested Capital, FTI	14.3%	19.9%	21.8%	26.8%	29.2%	29.2%	NM
Return On Invested Capital	16.1%	14.7%	14.9%	28.9%	21.1%	31.2%	NM
Return On Average Assets	1.4%	1.8%	2.8%	2.8%	4.2%	2.8%	4.2%
Return On Average Equity	1.8%	2.2%	3.8%	3.8%	5.7%	3.8%	6.8%

Source: Company reports and Needham & Co estimates.



Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 326-3240
(916) 326-3672 FAX (916) 326-3659

January 23, 2004

Scott N. Semel, Vice President, Legal,
General Counsel and Secretary
Ascential Software Corporation
50 Washington Street
Westborough, MA 01581

Re: Ascential Software Corporation
Rule 14a Shareholder Proposal

Dear Mr. Semel:

Thank you for your letter dated January 22, 2004, to Peter Mixon. We apologize for the inaccuracies in our supporting statement and endeavor to work with you to correct the errors to your satisfaction.

We also look forward to discussing the issues raised in your letter to our investment staff. Based on those discussions, CalPERS will consider withdrawing the proposal.

Sincerely,

MARTE E. CASTAÑOS
Senior Staff Counsel

cc: Peter H. Mixon
Bridgette Butler

David Roy

From: Butler, Bridgette [Bridgette_Butler@CalPERS.CA.GOV]

Sent: Thursday, February 05, 2004 8:15 PM

To: 'David.Roy@ascential.com'

Subject: Executive Compensation

Hello David,

I thought that I would send along a generic form of the letter that was sent out to other candidates on our list. You did not receive this letter originally because your shareholder proposal due date quickly approached.

We have had very productive discussions in regards to fixing a portion of equity based pay to some form of performance based vesting requirement with other companies (including an Internet/Software company). We found that many Compensation Committee Board members had never been exposed to such an idea.

We would enjoy the opportunity to bring you in on a trend that is soon to be wide spread.

Remember, shareholders are concerned because these options have been granted abusively and are expensive to everyone if not constructed properly.

The concept is to pay management when shareowners are paid... not a bad logical philosophy :) It's up to you to make it happen. The following are a list of suggested ideas to explore the topic and identify what solutions work for your company.

1) Design equity grants that are optimal, but flexible;
2) Assign only a percentage of grants to be performance-based;
3) Create tiers of performance based targets (ie: three target ranges);
4) Utilize an assortment of metrics:
    a) market share and size
    b) gross margins
    c) R&D (an analysis of where its being spent- to support an old sluggish industry- or in a newly developed industry)

    d) sales and marketing (an analysis on the trend of money spent on marketing versus sales of the company)

If you are worried about accounting variability, consider including a vesting term of six years, with the acceleration of such options when performance targets are obtained.

Any of these metrics are ideal for a company in the software industry. Overall, if a company is committed to setting targets and successfully obtaining them, the total stock returns of the company should respond.

You can sell it to investors and emphasize your commitment to your shareholders. We hope to continue dialogue with you and listen to any ideas you would like to explore with us.

Best Regards,

Bridgette Butler

<<Executive Compensation Letter.doc>>

Assistant Investment Officer

916-795-0600

CalPERS

400 P street

Sacramento, CA 95812

2/6/2004



Investment Office
P.O. Box 2749
Sacramento, CA 95812-2749
Telecommunications Device for the Deaf - (916) 326-3240
(916) 326-3400
FAX (916) 326-3248

February 2, 2004

Chairman, Compensation Committee (CC the CEO)

Dear

I am writing on behalf of the California Public Employees' Retirement System (CalPERS), owner of approximately 1.395 million shares of <COMPANY> common stock. We are interested in opening a dialog with you and the <COMPANY> Board of Directors regarding executive compensation.

CalPERS has been a long standing advocate of corporate governance. Through our Focus List Program, CalPERS has engaged a small number of companies each year that have performed poorly and exhibited a number of characteristics we consider sub-standard in corporate governance.

Recently, CalPERS has intensified it focus on executive compensation in particular. We have developed a comprehensive program aimed at seeking dramatic improvements in executive compensation practices[1]. The program includes revisions to our proxy voting guidelines and Core Governance Principles regarding equity compensation plans, the development of model executive compensation policies, and the development of a scoring and evaluation methodology to identify companies where compensation does not appear to be well enough tied to performance. The compensation model we have implemented can be used to evaluate an individual company's performance versus its compensation practices for its top five executives. Using this model, CalPERS has implemented a Compensation Focus List exclusively aimed at compensation practices.

<COMPANY> has been identified as one of several companies which have scored the worst in our evaluation process and exhibit signs of compensation practices which lack sufficient responsiveness to performance. It is our intent to open a dialog with you in an attempt to better understand your compensation program and seek improved performance characteristics if warranted. As part of our engagement, CalPERS intends to submit a shareholder proposal prior to your DATE deadline. ALTERNATIVE SENTENCE [submitted a shareholder proposal prior to your DATE deadline]. It is important to understand that we consider a [this] proposal to be a negotiable item. We

[1] Attachment 1

remain open to withdraw the proposal should we gain a greater comfort level regarding your compensation practices or obtain sufficient reform.

In an effort to facilitate our discussions, we have attached a summary of the key points in our evaluation that raise concerns over your compensation program[2]. Please consider these points as a beginning to our discussions. We have also included a description of the quantitative scoring methodology we have used in our initial screens[3]. The quantitative methodology is supported by additional qualitative analysis of your performance and compensation plan.

As part of our process we intend to consider a publicly disclosed Compensation Focus List similar to our more traditional Focus List. In order to open a dialog with you, we request that you review the material attached and contact me at (916) 341-2731 or Bridgette Butler at (916) 795-0600.

Sincerely,

Ted White
Director, Corporate Governance
California Public Employees' Retirement System

Attachments

[2] Attachment 3
[3] Attachment 2

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ascential Software Corporation
Incoming letter dated February 9, 2004

The proposal would amend Ascential's bylaws to require seventy five percent of future equity compensation to senior executives be performance-based, with the details of this compensation be fully disclosed to shareholders.

We are unable to conclude that Ascential has met its burden of establishing that Ascential may exclude the proposal under rule 14a-8(i)(1), as an improper subject for shareholder action under applicable state law. Accordingly, we do not believe that Ascential may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Ascential may exclude the proposal under rule 14a-8(i)(3). There appears, however, to be some basis for your view that portions of the proposal's supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must revise the paragraph that begins "while both the CEO . . ." and ends " . . . now worth approximately $17,000,000" to correct each of the calculations of Ascential's stock price to take into account the 1-for-4 stock split. Accordingly, unless the proponent provides Ascential with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Ascential omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Song P. Brandon

Song P. Brandon
Attorney-Advisor